

GLOBAL INDUSTRIAL®

We can supply that.

2025
ANNUAL REPORT

TO RECEIVE ADDITIONAL INFORMATION ON GLOBAL INDUSTRIAL COMPANY PLEASE SEND A WRITTEN REQUEST TO:

CORPORATE HEADQUARTERS:
Global Industrial Company
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000
Email: investinfo@globalindustrial.com
Website: www.globalindustrial.com

INVESTOR RELATIONS:
Mike Smargiassi
The Plunkett Group
(212) 739-6729
Email: gic@theplunkettgroup.com
Website: www.theplunkettgroup.com

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(877) 830-4936
Email: shareholder@broadridge.com
Website: www.shareholder@broadridge.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

STOCK EXCHANGE:
The Company's shares are traded on the
New York Stock Exchange under the symbol GIC.

CORPORATE GOVERNANCE
Copies of the Company's 2025 Annual Report on Form 10-K, Proxy Statement for the 2026 Annual Meeting, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission are available on the Company's website www.globalindustrial.com or to stockholders without charge upon written request to the Company's address listed above, Attention: Investor Relations. In addition, on the Company's website, stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Corporate Governance Guidelines and Principles.

Global Industrial Company (NYSE:GIC) is a leading distributor of high-quality, industrial-strength equipment and supplies, serving organizations of all sizes across a wide range of industries. With more than 75 years of experience, customers rely on Global Industrial for its broad portfolio of national and private brands, trusted service, and focus on value. We help customers keep their operations running by delivering the right products when they need them, because We Can Supply That®.

Dear Fellow Stockholders,

In 2025, we delivered improved financial performance, with revenue growing 4.8% to $1.38 billion. We exited the year with solid momentum, highlighted by 7.4% growth in fourth-quarter average daily sales, driven by both volume and price. Gross margins improved, operating income increased by 21%, and we generated robust cash flow, ending the year with $67 million in cash. In February 2026, we raised our quarterly dividend by two cents to $0.28 per share, marking our 11th consecutive year of dividend growth.

Importantly, 2025 was a year of change. We began the realignment of our business model and outlined our core objectives: (i) to become a more customer-centric organization; and (ii) to refine our go-to-market strategy. We have made and will continue to make progress on these strategic priorities, which we believe will enable us to drive profitable top-line growth and scale the business in 2026 and beyond.

We made meaningful progress in becoming a more customer-centric organization. We drove continuous improvements in fulfillment and distribution, expanded our e-procurement capabilities, and maintained high service levels for our customers. In addition, we completed the rollout of our CRM platform, providing a consistent view of our customers while enabling faster, more informed decision-making across the organization.

We also made great strides in refining our go-to-market strategy. We aligned our sales, marketing, and merchandising teams around a more focused, industry-vertical approach to better articulate our value proposition and meet evolving customer needs. We continued to expand our product assortment into adjacent categories, including maintenance, repair and operations and consumable products, to increase our share of customer spend. At the same time, we reallocated resources toward strategic enterprise accounts and GPO relationships, which carry higher average order values, stronger retention and greater lifetime profitability. Finally, we successfully piloted an outside sales model and established a dedicated team to serve high-potential customers and drive new account acquisition.

As we enter 2026, our priorities are clear, and we are well positioned to build on the progress we made in 2025. While we are still early in our transformation, we are encouraged by the progress and momentum we are seeing. We continue to focus on operational excellence while navigating a dynamic external environment, including tariffs and other macroeconomic pressures.

I would like to thank our Associates for their dedication and resilience throughout a year of significant change. The team's commitment to our customers and to each other is what continues to drive our success. I also thank our valued supplier partners and our stockholders for their ongoing trust and support. We are confident in our direction and excited about what lies ahead for Global Industrial.

Sincerely,

Anesa T. Chaibi
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-13792

Global Industrial Company

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(516) 608-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $ .01 per share	GIC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company, and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025 which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $367,046,259. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of February 20, 2026 was 38,196,742 shares.
Documents incorporated by reference: Portions of the Proxy Statement of Global Industrial Company relating to the Annual Meeting of Stockholders to be held in 2026 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Global Industrial Company (sometimes referred to as "Global Industrial," the "Company," or "we") include its subsidiaries.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Any such statements that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management's estimates, assumptions and projections and are not guarantees of future performance. Forward-looking statements may include, but are not limited to statements regarding: i) projections or estimates of revenue, income or loss, exit costs, cash flow needs and capital expenditures; ii) fluctuations in general economic conditions, including effects of rising inflation and volatility of inflation metrics; iii) future operations, such as risks regarding strategic business initiatives, plans relating to new distribution facilities, plans for utilizing alternative sources of supply in response to government tariff and trade actions and/or due to supply chain disruptions arising from pandemics, war, geopolitical conflicts and plans for new products or services; iv) plans for acquisition or sale of businesses, including expansion or restructuring plans; v) financing needs, and compliance with financial covenants in loan agreements; vi) assessments of materiality; vii) predictions of future events and the effects of pending and possible litigation; and viii) assumptions relating to the foregoing. In addition, when used in this report, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those relating to or underlying the forward-looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Forward-looking statements in this report are based on the Company's beliefs and expectations as of the date of this report and are subject to risks and uncertainties which may have a significant impact on the Company's business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain and undue reliance should not be placed on them. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Risk Factors Summary (see Item 1A. Risk Factors, below): Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings, which we summarize below:

- general economic conditions, such as customer inventory levels, consumer prices and inflation, interest rates, borrowing ability and economic conditions in the manufacturing and/or distribution industries generally, as well as government spending levels will continue to impact our business;
- global, political, economic and market conditions, including the impact of natural disasters, military actions, wars, international shipping disruptions, cyber-attacks, terrorism and global pandemics or other health crises;
- delays in the timely availability of products from our suppliers has in the past and could in the future delay receipt of needed product, resulting in delayed or lost sales;
- global supply chains and the timely availability of products, particularly products, or product components used in domestic manufacturing, imported from China and other Asian nations as well as from other countries, have been, and in the future could continue to be adversely affected by allocation restrictions of difficult to source products by our vendors;
- we are exposed to market risks from changes in tariff rates and import shipping costs particularly on goods from China and other Asia-based suppliers. These dynamic market conditions may result in fluctuations in our income and cash flows. Recently enacted tariffs on imports and exports with respect to a number of countries in our supply chain and/or our customer markets, have increased and may continue to increase our procurement costs,

the impact of which will increase pressure on our margins as we sell through lower cost inventory. The imposition of these tariffs and other trade barriers, as well as reciprocal trade measures, have caused us to both raise the prices on certain of our products to mitigate increased procurement costs and to seek alternate sources of supply. Pricing actions we have taken and may continue to take to migrate these increased procurement costs could have a material adverse impact on our income, cash flows and overall financial results;

- our use of alternate sources of supply, such as utilizing new vendors in additional countries, entails various risks, such as identifying, vetting and managing new business relationships, reliance on new vendors and maintaining quality control over their products, and protecting our intellectual property rights;
- increases in freight and shipping costs, including fuel costs and other accessorial costs, could affect our margins to the extent the increases cannot be passed along to customers, as has occurred in the past;
- extreme weather conditions have delayed or disrupted global product supply chains and have affected our ability to timely receive and ship products, which have and could adversely impact sales;
- other critical factors affecting the shipping and distribution of products imported to the United States by us or our domestic vendors, such as a global shortage in availability of shipping containers, shipping port congestion, and pandemic related labor shortages, have in the past and could in the future adversely affect the timely availability of products, resulting in delayed or lost sales, as well as adversely affecting our margins;
- our reliance on common carrier delivery services for shipping merchandise to customers;
- our reliance on drop ship deliveries directly to customers by our product vendors for products we do not hold in inventory;
- our ability to maintain available capacity in our distribution operations for stocked inventory and to enable on time shipment and deliveries, such as by timely implementing additional temporary or permanent distribution resources, whether in the form of additional facilities we operate or by outsourcing certain functions to third-party distribution and logistics partners;
- we compete with other companies for recruiting, training, integrating and retaining talented and experienced employees, particularly in markets where we and they have central distribution facilities; and this aspect of competition is aggravated by the current tight labor market in the U.S. for such jobs;
- our ability to realize the expected benefits from acquisitions and other strategic transactions that we believe will either expand or complement our business in new or existing markets or further enhance the value and offerings we are able to provide to our existing or future potential customers;
- the maintenance, repair and operations ("MRO") and industrial equipment industry are consolidating as customers are increasingly aware of the total costs of fulfillment and the need to have consistent sources of supply at multiple locations. This consolidation has and will continue to cause the industry to become more competitive as greater economies of scale are achieved by competitors, or as competitors with new lower cost business models are able to operate with lower prices;
- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to our products and services;
- our information systems and other technology platforms supporting our sales, procurement and other operations are critical to our operations and disruptions or delays have occurred and could occur in the future, and if not timely addressed could have a material adverse effect on us;
- a data security breach due to our e-commerce, data storage or other information systems being hacked by those seeking to steal Company, vendor, employee or customer information, or due to employee error, resulting in disruption to our operations, litigation and/or loss of reputation or business;
- our ability to remediate material weaknesses in our internal controls over financial reporting and the identification of additional material weaknesses in the future or other failure to maintain an effective system of internal controls;
- managing various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return rights from our vendors;
- meeting credit card industry compliance standards in order to maintain our ability to accept credit cards;
- rising interest rates, increased borrowing costs or limited credit availability, could impact both our and our customers' ability to fund purchases and conduct operations in the ordinary course;
- quarantines, factory slowdowns or shutdowns, border closings and travel restrictions resulting from pandemics have in the past and could in the future adversely affect the timely availability of products, resulting in delayed or lost sales;
- pending or threatened litigation and investigations, and other government actions, such as anti-dumping, unclaimed property, or trade and customs actions by U.S. or foreign governmental authorities, have occurred in the past and although had no material impact to our business, there can be no assurance that such events would not have such impact on our business and results of operation.

Item 1. Business.

General

Global Industrial Company, through its operating subsidiaries, is a value-added distributor of industrial equipment and source for industrial equipment and supplies in North America going to market through a system of branded e-commerce websites and relationship marketers. The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute the Company's operations have been in business since 1949. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Continuing operations

The Company sells a wide array of industrial and maintenance, repair and operation ("MRO") products, including its own Global Industrial Exclusive Brands™, which are marketed in North America. These industrial and MRO products are manufactured by other companies. Some products are manufactured for us and sold as a white label product, and some are manufactured to our own design and marketed as private brand products under the trademarks: *Global™, GlobalIndustrial.com™, Nexel™, Paramount™, Interion™ and Absocold™*.

On April 28, 2025, the Company completed the acquisition of an equipment service provider for approximately $4.3 million in cash. This acquisition broadens the Company's value-added offerings in certain key equipment categories.

On May 19, 2023 the Company acquired 100% of the outstanding equity interests of Indoff LLC ("Indoff"), a business-to-business direct marketer of material handling products, commercial interiors and business products with operations in North America, for approximately $72.6 million in cash. This acquisition expanded the Company's presence in the MRO market in North America.

See Note 4, Acquisitions, and Note 6, Revenue, of Notes to Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business, recent acquisitions as well as information about our geographic operations.

Customer Focused Strategy

The Company's evolving go to market strategy is focused on customer centricity and ensuring alignment of our actions with the specific needs of our customer base. In order to achieve this we have realigned our sales force to be targeted to specific customer end market verticals, and creating an enhanced collaboration within our Sales, Marketing, and Merchandising organizations to best service these customers. This renewed focus guides our actions across the business, and specifically in our customer end-to-end purchase, service, and delivery experience, has at its core building of customer loyalty and trust by addressing unique customer needs through a responsive and tailored sales, product, and service experience. We build customer loyalty and trust through personalized and high touch customer interactions that often feature strong one to one relationships. The Company's digital and multi-channel sales model drives customer acquisition and with rigorous vetting we are able to identify opportunities for product category expansion, with a renewed focus on Maintenance, Repair, and Consumable products. Category expansion with our customers drives repeat orders and increases their annual and average spend. We maximize customer satisfaction and loyalty by coupling close customer relationships with product expertise, efficient and competitive fulfillment and delivery and exceptional customer service.

WE CAN SUPPLY THAT®

Products

Our broad product offering and focus on responsiveness to our customers is captured in our promise "*We Can Supply That*®". We offer our customers a competitive assortment of leading products and services, a sales force with deep product knowledge and expertise, and timely and relative industry and product content via *The Knowledge Center*. Our go to market strategy also focuses on leveraging our deep product knowledge and experience by offering our customers a broad and deep product selection from leading and specialty national brands, as well as, seeking to expand our higher margin private brand line of Global products by adding additional products and product categories. We offer hundreds of thousands of brand name and private brand products available through our e-commerce sites and have access to many more additional long tail products from our network of vendor partners. We endeavor to expand and keep current the breadth of our product offerings to fulfill the increasingly wide range of product needs of our customers, and periodically remove certain products from our offering to improve efficiencies or to address vendor or market changes. Sourcing hard to find or non-standard product helps to differentiate our business from our competitors and we believe provides us with a competitive advantage.

The Company has focused on offering competitive pricing, high service levels, broad and deep product offering, extensive product and sales expertise, and most importantly a private brand offering that provides high quality with an attractive price point. Products generally are categorized within the following categories: storage and shelving, safety and security, carts and trucks, HVAC and fans, furniture and decor, material handling, janitorial and facility maintenance, workbenches and shop desks, tools and instruments, plumbing and pumps, office and school supplies, packaging and shipping, lighting and electrical, foodservice and retail, medical and laboratory, motors and power transmission, building supplies, machining, fasteners and hardware, vehicle maintenance, and raw materials. We have become a destination and trusted supplier of these products and continue to evaluate expansion within key end markets.

Sales and Marketing

We market our products primarily to business customers, which includes both for-profit and not-for-profit businesses, state, local, and private educational organizations and government entities including federal, state, and local municipalities. We have an established multi-faceted direct marketing system and customer life cycle marketing program which drives customer acquisition via many channels including key word and digital marketing efforts, branding efforts through sports marketing partnerships, participation in group purchasing organizations, as well as, via a field sales organization. These efforts are supported by strategic account managers, leading e-commerce and account management tools, and deep pre and post sales product expertise which are intended to drive customer retention and penetration and to maximize sales. We continuously evaluate and adjust our marketing spend, as well as, the organization of our selling resources in order to best service our existing customers, as well as to optimize customer acquisition. In early 2026, we reorganized our account managers and other sales support resources to target specific customer end markets in order to for each resource to specialize and provide the best service for similar customer types.

Relationship Marketers

Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Global Industrial account manager. Our sales force is made up of wide range of broad based and specialized account managers including dedicated Public Sector Account Managers focusing on government, education, and other municipal customers, Industrial Account Managers focusing on manufacturing and construction customers, Commercial Account Managers focusing on wholesale, transportation, and logistics, Retail Account Managers, Healthcare Account Managers, and Hospitality / Multi-Family Account Managers.   The sales force is supported by National Account Managers, Business Development Representatives, Territory Sales Managers, and other Subject Matter Experts who support the end to end customer life cycle management. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain, our relationship marketers are prompted with product suggestions to expand customer order values. We also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by e-mail campaigns and periodic catalog mailings, both of which are designed to generate inbound telephone sales, and visits to our interactive websites, which allow customers to purchase products directly online. We believe that the integration of our multiple marketing methods enables us to more thoroughly penetrate our business, educational and government customer base. We believe increased internet exposure leads to more internet-related sales and also generates more inbound telephone sales; just as we believe email campaigns, and to a lesser extent catalog mailings, which feature our websites results in greater internet-related sales.

E-commerce

We currently operate multiple e-commerce and informational sites, including:

www.absocold.com*
www.globalindustrial.com
www.globalindustrial.ca
www.indoff.com*
www.industrialsupplies.com
www.triadservice.com*

*informational sites

We are continually upgrading the capabilities and performance of these websites and investing in modern E-procurement tools that are imperative to the B2B buying experience. In 2022, we launched a completely new globalindustrial.com e-commerce site in the United States designed to drive personalization to further improve the digital shopping experience. Since launch our primary focus has been to optimize the shopability of the site via enhancements to search, including bringing to market a new List View approach, which allows users to easily find and compare products. In addition, we launched new capabilities allowing users to create repeat subscription purchases, as well as optimized options to identify related products that would enhance their product purchases. Ensuring seamless connectivity to customers via E-Procurement including EDI, CXML, and other punch out options, improves customer retention and overall lifetime value by removing key friction points in an ordering process.

Our internet sites feature hundreds of thousands of MRO and industrial and general business equipment and supplies . Our customers have around-the-clock, online access to purchase products and we have the ability to create targeted promotions for our customers' interests.

In addition to our own e-commerce websites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their websites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

As the Company increased its focus on online and e-commerce advertising, marketing and sales activities over the years, the use of hard copy catalogs decreased as compared to earlier periods, but over the last several years, we have distributed a stable number of regular and specialty catalogs, postcards, and other physical mail and anticipate continuing to do so. The Company will continue to test different frequency and depth of mailing catalogs as it considers the impact on its total marketing mix. This will be completed in conjunction with a broader 360 degree view of our customers and a more tailored account based marketing approach for each of our key customers.

Customer Service, Order Fulfillment and Support

We have launched several initiatives, in the past, with our vendors and freight partners, and in our own distribution centers, to improve our customer's experience and measure customer satisfaction on a regular basis to identify key pain points that must be improved. This initiative, involving phone and online surveys to obtain our customer's input on their experiences with us and our products to ensure we deliver on the promise, to better focus our sales, service and marketing efforts on our customers' needs and to target areas of improvement to enhance the overall customer experience, led us to add additional improvements to the experience including offering 24 hour, seven days a week chat supported by both AI chatbots and live chats with our associates. As part of a culture of continuous improvement, our Customer Experience team is focusing on the idea of "*Make It Right"* to ensure that when our customers experience a problem, we are able to solve if effectively and to their satisfaction the first time. Upgraded training and technology solutions will play a large part in continuing to improve our customer satisfaction scores.

A significant proportion of our orders are received electronically via internet, extranet, EDI, customer punch out catalog, online chat, or through broadly utilizing vendor and customer portals such as Ariba or Coupa. These e-orders continued to represent over 60% of our transaction count on our core Global Industrial business in the United States for the year ended December 31, 2025. The balance of our orders are received by telephone to our inbound call center, direct dial to our inside account management team, placement through one of our field sales representatives, and to a small extent via fax. We provide toll-free telephone number access for our customers nationwide which are linked automatically as a backup in the event of a disruption in phone service.

The Company utilizes a sourcing strategy encompassing sales of in stock items that are either national brand, private brand, and to a limited extent via brand licensing agreements, as well as supplementing its stocking strategy with product fulfilled directly by our vendor partners via a drop ship relationship. In stock items tend to be higher in velocity, higher in gross margin, and offer a higher service level to our customers. In stock items are distributed via a network of five primary distribution centers in the U.S. located in the Northeast, Midwest, West, Southeast and South Central regions, one large distribution facility in Canada and several smaller distribution facilities in the United States and Canada. Product deliveries to our customers are made through a network of common carriers that we contract with directly in order to establish and maintain high service levels and enhance operational efficiencies. We tend to stock items in our distribution center, and invest the requisite working capital in inventory position, after demonstrating sales volume success in the drop ship sales of that item effected through our suppliers. Orders are generally shipped by third-party delivery services and we maintain relationships with thousands of distributors and product vendors.

We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase substantially all of our products and components directly from both large and small manufacturers as well as large wholesale distributors. No supplier accounted for 10% or more of our product purchases in 2025, 2024 and 2023. Most private brand products are manufactured by third parties to our specifications.

Competition and Other Market Factors

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as small dealerships, direct mail distribution, internet-based resellers, large warehouse stores and retail outlets. We face competition from large diversified MRO distributors such as Uline Inc, Grainger Inc., MSC Industrial Direct Inc., Fastenal Inc., and other large retailers, including Amazon. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many purchasers begin sourcing products via search engine or mobile application on desktops, laptops, or mobile devices. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service, access to open account terms, and convenience. We believe that direct marketing via sales representatives, the internet and catalogs are effective and convenient distribution methods to reach both our core small and mid-sized customer as well as large enterprises. Further we believe that our customer engagement approach allows for high levels of service to accounts that may purchase high volume capital or durable goods infrequently or that place many small orders for supplies and other consumables that require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, we believe it is well suited to private brand and white label products.

Human Capital Resources

As of December 31, 2025, we employed a total of approximately 1,980 associates, of whom 1,710 were in North America and 270 were in Asia. Approximately 36% of our associates are customer facing including customer service, quota bearing sales representatives, inbound call center representatives, and other pre and post sales management and support. Approximately 26% of our team members are employed within distribution, logistics, and fulfillment areas, while 37% of our associate base works within administrative functions including: IT, Merchandising, Accounting and Finance, Marketing, Human Resources, Product Management, Legal and Risk Management and general administrative and management roles.

Our worldwide workforce is made up of a diverse group of associates. In our most recent U.S. EEO-1 data, the associate demographic breakdown for individuals reporting was 42% female and 58% male and minorities constituted 47% of our workforce. We believe our diversity of associates is one of the Company's considerable strengths and that our demographics are consistent with our competitors in the sales and distribution space. Our employees are not subject to collective bargaining agreements. The Company has not experienced work stoppages and we believe relationships with our employees are good.

Environment, Health and Safety: Government Regulation

Employee health and safety is a top priority for the Company. Our safety teams and local safety committees provide oversight, training, education and compliance guidance, as well as workers compensation remediation advice, to our management teams and directly to our workforce. Our Environmental Health and Safety group is responsible for overseeing product safety and compliance programs and initiatives including compliance with various EPA, FDA and hazmat regulations that apply to certain of the products we offer.

Under various national, state and local environmental laws and regulations in North America and Asia, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease all of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances that escape into the environment. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claims or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future.

Seasonality

Seasonality does have some effect on the Company's sales. Certain product lines are highly seasonal in nature, including HVAC products, snow removal products and outdoor furniture and equipment. In addition, certain customer segment buying cycles, including those of education and government, may tend to be more seasonal than others. Given these trends, financial results tend to vary quarter to quarter with sales and operating margin in the second and third quarters moderately higher than those in the first and fourth quarters respectively. Common carrier fulfillment costs also experience significant seasonality with parcel shipping costs often greatly increasing in the fourth quarter and into the early first quarter associated with peak season charges from our carriers.

Available Information

We maintain an internet website at https://investors.globalindustrial.com. We file reports with the Securities and Exchange Commission ("SEC") and make available free of charge on or through this website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available on the SEC's website (www.sec.gov). Unless otherwise specified, the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"), among others:

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles
- Conflict Minerals Disclosure

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company website, https://investors.globalindustrial.com.

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors, of which we are currently not aware or that we currently deem immaterial, may also affect our results of operations and financial position.

Risks Related to the Economy and Our Industries

- *General economic conditions, including those that can result in decreased customer confidence and spending, could result in our failure to achieve our historical sales growth rates and profit levels. Pandemics have disrupted and may in the future disrupt global supply chains, including those we rely on in China and elsewhere abroad, which could materially adversely affect our operations.*

  Both we and our customers are subject to global political, economic and market conditions, including trade and tariff uncertainties, customer inventory levels in the marketplace, borrowing ability, economic conditions in the manufacturing and/or distribution industries, increases in inflation, interest rates, freight costs and energy costs, as well as the impact of natural disasters, military actions, wars, cyber-attacks, the threat of terrorism and global pandemics or other health crises. Our consolidated results of operations are directly affected by economic conditions in North America, and our supply chain for imported product is affected by conditions in Asia (particularly China).

  In this regard, global supply chains and the timely availability of products, particularly products, or product components used in domestic manufacturing, imported from China and other Asian nations have been and could again be materially disrupted by quarantines, factory slowdowns or shutdowns, border closings, and travel restrictions resulting from pandemics. These events have and may continue to result in imported products not being timely received and resultant delayed or lost sales. We depend to a significant extent on products imported from China for our private brand lines, and on domestic manufacturers who utilize components imported from Asia. We continue making efforts to secure satisfactory levels of inventory; however, there can be no assurance that our supply chain will not experience further disruptions significant enough to adversely affect our operations.

  We have in the past experienced a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders (as well as due to the other risks discussed below). Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to limit price reductions and manage price increases, our ability to manage freight and shipping costs and maintain our margins, our ability to attract new customers and increase our market share, and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending or that hampers their ability to pay for products would likely adversely affect our sales, prices and profitability as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, maintain or grow our historical margins, and whether we will be able to attract new customers.

In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate, including workforce reductions. However, these actions may not be sufficient to meet current and future changes in economic and market conditions and allow us to continue to achieve the growth rates and levels of profitability we experienced in the past.

- *Geopolitical instability outside of the U.S. may adversely impact the U.S. and global economies.*

Many economies have experienced, and continue to experience, geopolitical instability, financial turmoil, high unemployment, inflation and interest rates, and a significant depreciation of their local currencies. Policies of advanced economies have a profound effect on emerging markets, and ramifications of any trade war involving an advanced economy, like of that between the U.S. and China, could further contribute to the adverse economic and political conditions of emerging and developed economies.

Historically, we source a substantial portion of our products from manufacturers that are located in China. While China sourced products have been reduced in recent years since the expansion of Section 232 and 301 tariffs in 2019, China still represents the largest concentration of country of origin goods. Further, our exposure to other international sourcing has expanded. This concentration exposes us to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative previously identified certain Chinese imported goods for additional tariffs to address China's trade policies and practices. Throughout 2025, the current administration implemented a number of additional measures under trade policy, including the imposition of blanket tariffs against goods sourced in Mexico and Canada under the Authority of the International Emergency Economic Powers Act ("IEEPA"), reciprocal tariffs on the import of goods from other countries that charge tariffs on imports of US produced goods and expanded tariffs on steel and aluminum imports, along with certain derivative products which contain these raw materials. These tariffs could have a material adverse effect on our business and results of operations. Additionally, the current administration has canceled tariff exclusions that provided tariff relief to certain products and has yet to signal whether it will reinstate such exclusions or further alter existing trade agreements and terms between China and the U.S., including limiting trade with China, adjusting the current tariffs on imports from China and potentially imposing other restrictions on exports from China to the U.S. Consequently, it is possible that tariffs may be imposed on products imported from foreign countries, including China, or that our business will be affected by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. This may cause us to raise prices or make changes to our operations, any of which could have a material adverse effect on our business and results of operations.

In addition, geopolitical conflicts around the world, including the Russian invasion of Ukraine, armed hostilities in the Middle East and past disruptions in international shipping resulting from attacks by armed groups on cargo ships in the Red Sea, have adversely affected international business and economic conditions. We have in the past experienced increases to our shipping costs from these conditions, and we may continue to experience elevated shipping costs in the future. The short and long-term implications of global security issues are difficult to predict at this time. The imposition of sanctions and counter sanctions may have an adverse effect on energy and economic markets generally and could result in an even greater impact related to global supply chain and energy prices. In addition, a prolonged war in Ukraine and the Middle East, and shipping disruptions in the Red Sea may have adverse impacts on cyber security, global supply chains, inflationary pressures and interest rates and engender volatility in commodities and other markets, any of which could negatively affect our business. The disruption to regional and global economies could have an enduring impact on regional and global economies, and consequently, a materially adverse impact on our operations and profitability. However, due to the highly uncertain and dynamic nature of these events, it is not currently possible to estimate with any reliable measure of certainty the impact on our business.

- *Adverse weather events or natural disasters, as well as pandemics such as the coronavirus, could negatively affect or disrupt our operations. We may be affected by global climate changes or by legal, regulatory or market responses to such potential change.*

Certain areas in which we operate are susceptible to severe weather events, such as hurricanes, winter storms, tornadoes and floods, whether from climate change or otherwise, which can impact any of our locations as well as shipping ports and distribution centers. These events, as well as pandemics, have in the past and may in the future disrupt our locations and the supply chains dependent on such shipping ports and distribution centers. In this regard, we experienced product delivery and shipping delays due to the disrupted global product supply chains which affected our ability to timely receive and ship products, which could adversely impact sales.

Our ability to provide efficient distribution of core business products from our third-party drop ship distribution centers is critical to our business strategy. Disruptions at distribution centers or shipping ports, or the unavailability of employees needed by us or third parties to operate key functions at such locations, has and in the future may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. We cannot predict whether or to what extent damage caused by these events will affect our operations or the economies in regions where we operate. These adverse events could result in disruption of our operations, our purchasing or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of these events.

- *The imposition of tariffs and other trade barriers, as well as retaliatory trade measures, have caused us to raise the prices on certain of our products and seek alternate sources of supply, which could negatively impact our sales or disrupt our operations.*

Our industry is subject to risks associated with U.S. and foreign laws relating to importing products, including quotas, duties, tariffs or taxes, as well as other charges or restrictions, which could adversely affect our ability to import products at desired cost or volume levels. Our US Operations have a diverse supply chain that relies upon both direct import from sourcing channels including China, Mexico, Canada and elsewhere abroad as well as domestic sourcing from partners who also rely on international supply chains. In addition, our Canadian operations rely heavily on sourcing product produced in the United States. Retaliatory trade measure from the Canadian government could adversely impact our ability to source competitively price goods for sale into the Canadian market.

The United States has enacted tariffs on a variety of foreign sourced goods which have impacted a number of the private brand products we source directly from China and other International trading partners, as well as third-party branded products our U.S. suppliers source from China and elsewhere abroad. Historically, we strategically increased prices, as well as negotiated cost reductions from supplies, in an effort to offset the incremental costs on certain products and shift certain products to alternative sources where available. Our use of alternate sources of supply, such as utilizing new vendors in additional countries, entails various risks, such as identifying, vetting and managing new business relationships, reliance on new vendors, maintaining quality control over their products, and protecting our intellectual property rights. There is no guarantee that the Company will be able to fully mitigate these cost increases in the future.

These tariffs have increased and will continue to increase our costs of procurement. If the Company is able to adequately review its supply chain and monitor sell prices in the market, and successfully work with suppliers to mitigate costs, the Company does not expect any material impact on its business from the tariff actions and continues to believe that any impact from the tariffs currently in effect will be gradual and not material to the business, although there can be no assurance that this will be the case.

There can also be no assurance that we will be able to effectively or expeditiously mitigate these trade challenges, which could disrupt our operations, negatively impact our sales and would have a material adverse effect on our financial results. However, we do not believe that we will be disproportionately impacted by these costs as compared to our competitors, and we will continue to evaluate marketplace conditions and implement other actions or strategies as the need arises.

Finally, we cannot predict whether additional U.S. and foreign customs quotas, duties (including anti-dumping or countervailing duties), tariffs, taxes or other charges or restrictions, requirements as to where raw materials must be purchased, additional workplace regulations or other restrictions on our imports will be imposed in the future and if so, what effect such actions would have on our costs of operations.

- *There is a highly competitive labor market for certain employees we hire, which can impact our growth plans.*

Many of our competitors also compete with us for recruiting and retaining talented and experienced employees, particularly in markets where we and they have significant distribution facilities. This aspect of competition is aggravated by the current tight labor market in the U.S. for such jobs. There can be no assurance the Company will be able to timely recruit, train and retain employees sufficient to support its growth strategies or will not have to incur increased compensation costs in order to do so. Our results of operations have been and in the future could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. In the event of significant numbers of employees having to miss work due to a widespread health situation or pandemic such as the coronavirus, we may not be able to quickly source replacement or temporary workers, which could adversely affect our operations, particularly in our distribution centers.

- *Our industry is evolving and consolidating, which could adversely affect our business and financial results.*

The MRO and industrial equipment industry are consolidating as customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. This consolidation has and will continue to cause the industry to become more competitive as greater economies of scale are achieved by competitors, or as competitors with new lower cost business models are able to operate with lower prices.

- *Volatility in commodity prices may adversely affect gross margins.*

Some of our products contain significant amounts of commodity-priced materials, such as steel, copper, petroleum derivatives or rare earth minerals, and are subject to price changes based upon fluctuations in the commodities market. Fluctuations in the price of fuel could affect transportation costs. Our ability to pass on such increases in costs in a timely manner depends on market conditions. The inability to pass along cost increases could result in lower gross margins. In addition, higher prices could impact demand for these products, resulting in lower sales volumes. If commodity prices, including the price of oil, were to remain at elevated levels this could result in higher supply and transportation costs, which could have a material adverse effect on our business and results of operations.

- *Events such as acts of war or terrorism, natural disasters, data security breaches, changes in law, or large losses could adversely affect our insurance coverage and insurance expense, resulting in an adverse effect on our profitability and financial condition.*

We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, worker's compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, data security breaches, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense. Furthermore, the occurrence of an uninsured significant event could materially adversely affect our business and results of operations.

- *Environmental Matters*

Under various national, state and local environmental laws and regulations in North America, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substance at such real property. Such laws and regulation often impose liability without regard to fault. We lease all of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future. If such costs were to prove material, our operating results could be adversely affected.

Risks Related to Our Company and our Business

- *Our ability to maintain capacity at and forecast the needs of our warehousing and distribution facilities can impact our business and results of operations.*

Our ability to maintain available capacity in our distribution operations for stocked inventory and to enable on time shipment and deliveries, such as by timely implementing additional distribution resources, whether in the form of expanded or additional temporary and permanent facilities we operate or by outsourcing certain functions to third-party distribution and logistics partners, is critical to our ability to service our growing business. If we do not accurately forecast our future warehousing and distribution center needs, and then timely plan, fund on budget, launch and efficiently operate new distribution resources and facilities when needed, our operations and financial results could be materially adversely impacted. In addition, expanding and/or enhancing our distribution network would have an adverse impact on operating expenses as a percentage of sales, inventory turnover, and working capital requirements in the periods prior to and for some time following the commencement of operations for each such expansion or enhancement.

- *We rely on third-party suppliers for our products and services. The loss or interruption of these relationships could impact our sales volumes, the levels of inventory we must carry, and/or result in sales delays and/or higher inventory costs from new suppliers.*

We purchase a portion of our products from major distributors and directly from large manufacturers who may deliver those products directly to our customers ("drop ship"), as well as from smaller more regional vendors. These drop ship delivery relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these drop ship suppliers could materially adversely affect our business.

We purchase a number of our products, particularly private brand and white label products, from vendors located outside of the United States. Raw material costs used in our vendors' products (steel, tungsten, etc.) and energy costs have significantly increased and may continue to increase, which has resulted and may continue to result in increased production costs for our vendors, which they seek to pass along to us. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders. Our ability to find qualified vendors who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S. In this regard, in response to the tariffs imposed by the U.S. on goods imported from China, we have sought alternative sources of supply, such as utilizing new vendors in additional countries, which entails various risks, such as identifying, vetting and managing new business relationships, reliance on these new vendors maintaining quality control over their products, and protecting our intellectual property rights. However, there is no guarantee that the Company will be able to identify, vet, and onboard alternative vendors that provide similar cost, and quality of existing suppliers.

Political or financial instability, merchandise quality issues, product safety concerns, trade restrictions, work stoppages, tariffs, foreign currency exchange rates, transportation capacity and costs, inflation, civil unrest, war or other conflicts, outbreaks of pandemics and other factors are beyond our control. These and other issues affecting our vendors could materially adversely affect our revenue and gross profit.

- *We rely on third-party suppliers for shipping and delivery services and managing the logistics of a distribution business can impact our results of operations and margins.*

We face certain risks due to our reliance on common carrier delivery services for shipping inventoried merchandise to customers and our reliance on drop ship deliveries directly to customers by our product vendors for products we do not hold in inventory (such as freight cost increases, timely delivery and customer service, delays due to work stoppages, etc.). We also must effectively manage our ability to maintain available capacity in our distribution operations for stocked inventory and to enable on time shipment and deliveries, such as by timely implementing additional or alternative distribution resources, whether in the form of additional facilities we operate or by outsourcing certain functions to third-party distribution and logistics partners.

Increases in freight and shipping costs charged to us by third parties could adversely affect our margins to the extent the increases cannot be passed along to customers, and factors affecting the shipping and distribution of products imported to the United States by us or our domestic vendors, such as a shortage in global availability of shipping containers, port congestion and global logistical delays and pandemic related labor shortages, have in the past and could in the future adversely affect the timely availability of products, resulting in delayed or lost sales, as well as adversely affecting our margins.

The fuel costs of our independent freight companies have been volatile. Our vendors and independent freight carriers typically look to pass increased costs along to us through price increases. When we are forced to accept these price increases, we may not be able to pass them along to our customers, resulting in lower margins.

- *Changes in our customer, product, vendor, sourcing or channel sales mix, or failure to execute on competitive pricing programs designed to increase market share and/or customer velocity, including the use of free or reduced freight incentives, could cause our gross margin and ultimately operating margins to decline; failure to mitigate these pressures could adversely affect our operating results and financial condition.*

Our gross margins are dependent on variables such as customer, product and vendor mix, including sourcing and category, pricing strategies implemented to increase market share and customer velocity, including the use of free or other promotional freight plans and other variables, any or all of which could result in fluctuations or declines in our gross margins. Decisions to drop ship rather than stock products in our distribution centers, decisions to offer private brand alternatives or branded offerings, price changes by manufacturers, and pricing actions taken in response to competitors, as well as a continuation of our customers' shift to lower-priced products could also adversely affect our gross margins.

- *We rely to a great extent on our information and telecommunications systems, and significant system failures or outages, or our failure to properly evaluate, upgrade or replace our systems, or the failure of our security/safety measures to protect our systems and websites, could have an adverse effect on our results of operations.*

We rely on a variety of information and telecommunications systems including internally developed software, third-party purchased software and third-party cloud-based software in order to manage our business, including our customer, vendor, employee, facilities, finance, management and corporate operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems, which are utilized in all aspects of our business. To manage our growth, we need to continually evaluate the effectiveness and adequacy of our existing systems and procedures to ensure they are keeping pace with changes in our business. These systems, whether internally developed, purchased or cloud-based may need to be modified, upgraded or replaced from time to time. System modifications, upgrades or replacements involve costs as well as the risk of implementation delays and not operating as intended. We rely on third parties such as telecommunication carriers, internet service providers and our own employees to provide the technology services and expertise on which we depend. There are risks that third parties may incur outages or circumstances where they cannot provide the services we require as intended or that our employees do not have the expertise to remediate system outages or technical problems that may arise. We have experienced some delays and operational problems in implementing new IT systems in the past. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. We have disaster recovery systems and system backups are routinely done for certain critical systems, but not for every system. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to ensure our IT employees are properly trained and technically proficient, or that our systems are adequate, effective and beneficial to our business, or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

- *Use of Cloud-Based Systems and Infrastructure Provided by Third Parties Present Significant Risks to Our Business.*

Certain of our operating systems and management information systems resources and storage reside on a leading cloud-based platform operated by a well-known third-party provider of technology services. This managed cloud-based platform is operated on a "infrastructure as a service" ("IAAS") model. Accordingly, exposure to third-party service outages and data loss, or a failure of the network or loss of connectivity can adversely affect our business. In addition, since the data resides on the cloud, we and our customers are forced to rely on the physical and information security of the vendor to protect their valuable information. There can be no assurance that the cloud-based systems on which we rely will not experience such outages or failures or that data privacy/information security will not be breached.

- *Data and security breaches, and other disruptions in our information technology systems, could compromise confidential or private information and expose us to liability, which could cause our business and reputation to suffer.*

Our operations are dependent upon information technology that encompasses all of our major business functions. We use our information systems to, among other things, monitor our supply chain, make purchasing decisions, manage and replenish inventories, coordinate our sales and marketing activities, fill and ship customer orders on a timely basis and to monitor and record our financial transactions and results of operations. These systems also process, transmit and store sensitive electronic data, including employee personal information, supplier and customer records, allow vendors and customers to register on our portals and websites, as applicable, or otherwise allow third parties to communicate or interact with us. In addition, we depend on IT systems of third parties, to, among other things, market and distribute products, to operate our websites, host and manage our services, store data, and process transactions. We may share information with these third parties that participate in certain aspects of our business, and we obtain external auditor certification on the controls and security of any significant outsourced service provider according to the SSAE 18 standard. However, there is always a risk that the confidentiality of data held or accessed by them may be compromised.

In processing our sales orders, we often collect personal information and transmit credit card information of our customers. If there was a security breach resulting in unauthorized access to or use of such information, we could be subject to claims for identity theft, unauthorized purchases and claims alleging misrepresentation of our privacy and data security practices or other related claims. While the Company believes it conforms to appropriate Payment Card Industry ("PCI") security standards, any breach involving the loss of credit card information may lead to significant PCI related fines. In the event of a severe breach, credit card providers may prevent our accepting of credit cards.

We measure our data security effectiveness through industry accepted methods and remediate significant findings. We maintain and routinely test backup systems and disaster recovery, along with external network security penetration testing by an independent third-party as part of our business continuity preparedness. We also have processes in place to prevent disruptions resulting from the implementation of new software and systems of the latest technology. We have implemented solutions, processes, and procedures to help mitigate the risk of cyber-attacks, such as conducting annual vulnerability testing, identifying remediation initiatives and establishing emergency response plans, but there can be no assurance these efforts will successfully deter future cyber-attacks. Our Audit Committee is responsible for oversight of the activities of our IT department (which reports to our Senior Vice President and Chief Information Officer ("CIO")) and receives quarterly reports from our CIO that cover, among other things, cybersecurity threats, mitigation measures, and preventative procedures and software.

Although our IT systems are protected through various network security measures, our facilities and systems, and those of our third-party service providers with which we do business, may nevertheless be vulnerable to security breaches, cyber-attacks (any adverse event that threatens the confidentiality, integrity or availability of our information resources) vandalism, power outages, natural disasters, computer system failures, telecommunication or network failures, computer viruses, malware, misplaced or lost data, programming and/or human errors or other similar events. From time to time, we have experienced efforts by unknown persons, including "bots", to access or breach our information systems, and these efforts can be expected to continue in the future. Furthermore, the ongoing military conflicts between Ukraine and Russia and in the Middle East and the potential for retaliatory acts of cyberwarfare from Russia or other state or non-state actors against U.S. companies could result in increased cyber-attacks against us. While we have successfully defended against such efforts in the past, there can be no assurance we will be able to protect sensitive data and/or the integrity of the Company's information systems and to defend against such efforts in the future.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information or confidential information of our customers, employees, or suppliers, whether by us or by our third-party service providers, could disrupt our business, expose us to risks of litigation (such as customer or third-party claims that their data has been compromised) and liability, result in a loss of assets or cause reputational damage, and otherwise have a material adverse effect on our operations and financial condition. Any substantial disruption of our systems could impair our ability to process orders, maintain proper levels of inventories, manage customer billings and collections, prepare and present accurate financial statements and related information, and otherwise materially adversely affect our ability to manage our business.

We maintain cyber liability risk insurance, but this insurance may not be sufficient to cover all of our losses from any future breaches of our systems, or to cover the cause of the future specific situation/loss at hand. In addition, as privacy and information security laws and standards evolve, we may need to incur significant additional investment in technology and other processes to meet new legal requirements.

• *We have identified material weaknesses in our internal control over financial reporting associated with certain Information Technology General Controls ("ITGCs"). If we are unable to remediate this, or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.*

As a public company, we are required to establish and periodically evaluate and assess procedures with respect to our internal control over financial reporting. In connection with our year-end assessment as part of this Annual Report, we determined that, as of December 31, 2025, the Company's disclosure controls and procedures were effective for the core Global Industrial business and not effective for its subsidiary Indoff LLC. Indoff represents approximately 13% of Revenue. The conclusion regarding Indoff LLC reflects material weaknesses in the design and operation of certain key Information Technology General Controls ("ITGCs"), specifically related to change management, segregation of duties, and privileged access. These material weaknesses were initially identified during Management's evaluation and assessment of Indoff LLC's control environment in the second quarter of 2024. These material weaknesses did not result in any identified misstatements to the financial statements, and there were no changes to previously issued financial results. However, if we are unable to remediate this matter we cannot guarantee this will be the case in future periods.

While we are in the process of implementing changes to remediate the material weaknesses identified, we cannot be certain as to when remediation will be complete or if the remediation efforts will be successful. Further, remediation efforts may place a significant burden on management and add increased pressure to our financial and IT resources and processes. As a result, we may not be successful in making the improvements necessary to remediate the material weaknesses identified by management in a timely manner or in identifying and remediating additional control deficiencies, including material weaknesses, in the future. Any failure to remediate the material weaknesses identified, or the development of new material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, which in turn could have a negative impact on our financial condition, results of operations or cash flows and cause a decline in the market price of our stock.

- *Our foreign product procurement operations are subject to risks such as foreign regulatory trade and customs requirements such as the tariffs and duties matters discussed above, and the political and economic conditions of the jurisdictions from which we procure products.*

Because we sell products all across North America and procure product from abroad, including from China, we operate internationally and as a result, we are subject to risks associated with doing business globally, such as risks related to the differing legal, political and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to operating internationally include:

- Changes in a country's economic or political conditions;
- Tariff and trade uncertainties;
- Changes in foreign currency exchange rates;
- Difficulties with staffing and managing international relationships;
- Unexpected changes in regulatory requirements;
- Changes in transportation and shipping costs; and
- Enforcement of intellectual property rights.

The functional currencies of our businesses outside of the U.S. are the local currencies. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of our assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange gains or losses. The primary currencies to which we have exposure are the Canadian Dollar and the Indian Rupee. Our operating results and profitability may be affected by any volatility in currency exchange rates and our ability to manage effectively our currency transaction and translation risks. For example, we currently have operations located in countries outside the United States, and non-U.S. sales accounted for approximately 5.2% of our net sales from continuing operations during 2025. To the extent the U.S. dollar strengthens against foreign currencies, our foreign revenues and profits will be reduced when translated into U.S. dollars.

- *We are exposed to various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return from our vendors; such events could lower our gross margins or result in inventory write-downs that would reduce reported future earnings.*

Our inventory is subject to risk due to changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers. The elimination of purchase return privileges could lower our gross margin or result in inventory write-downs.

We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *Concentration of Ownership and Control Limits Stockholders Ability to Influence Corporate Actions.*

Richard Leeds, Robert Leeds, and Bruce Leeds (each are brothers and directors and executive officers of the Company), together with trusts for the benefit of certain members of their respective families and other entities controlled by them, control approximately 64.9% of the voting power of our outstanding common stock. Due to such holdings, the Leeds brothers together with these trusts and entities are able to determine the outcome of virtually all matters submitted to stockholders for approval, including the election of directors, the appointment of management, amendment of our articles of incorporation, significant corporate transactions (such as a merger or other sale of our company or our assets), the payments of dividends on our common stock and the entering into of extraordinary transactions. Under NYSE rules, as a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. As a controlled company, we currently rely on the exemption from the requirement that the majority of our board of directors consist of independent directors, and although we currently have an independent Compensation Committee and Nominating/Corporate Governance Committee, as long as the we remain a "controlled company," we may elect in the future to take advantage of any of these other exemptions. Accordingly, our common stock may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

- *Risk of Thin Trading and Volatility of our Common Stock Could Impact Stockholder Value*

Our common stock is currently listed on the NYSE and is thinly traded. Volatility of thinly traded stocks is typically higher than the volatility of more liquid stocks with higher trading volumes. The trading of relatively small quantities of shares of common stock by our stockholders may disproportionately influence the price of those shares in either direction. This may result in volatility in our stock price and could exacerbate the other volatility-inducing factors described below. The market price of our common stock could be subject to significant fluctuations as a result of being thinly traded.

- *Goodwill and intangible assets may become impaired resulting in a charge to earnings.*

The Company's acquisition of Indoff in May 2023 resulted in the recording of significant intangible assets and goodwill totaling approximately $64.3 million. We are required to test goodwill and intangible assets annually to determine if the carrying values of these assets are impaired or on a more frequent basis if indicators of impairment exist. If any of our goodwill or intangible assets are determined to be impaired, we may be required to record a significant charge to earnings in the period during which the impairment is discovered. The consolidated carrying amounts of goodwill and intangible assets are $64.3 million as of December 31, 2025.

- *Our business is dependent on certain key personnel.*

Our business depends largely on the efforts and abilities of certain key senior management employees. Recruiting and retaining qualified personnel is and will continue to be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with sufficient skills and experience required to successfully run our business. We may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the intense competition among numerous companies for similar personnel. Our inability to attract and retain such personnel could have a material adverse effect on our business and financial results.

- *We are subject to litigation risk due to the nature of our business, which may have a material adverse effect on our results of operations and business.*

From time to time, we are involved in lawsuits or other legal proceedings arising in the ordinary course of our business. These include patent, trademark or other intellectual property matters, employment law matters, states sales tax claims on internet/e-commerce transactions, product liability, commercial disputes, consumer sales practices, or other matters. In addition, as a public company we could from time to time face claims relating to corporate or securities law matters. The defense and/or outcome of such lawsuits or proceedings could have a material adverse effect on our business. See "Legal Proceedings".

- *We exited our North American Technology Products Group ("NATG") business in 2015 and could incur costs in excess of our estimated exit expenses.*

The Company has substantially completed the wind-down activities related to the NATG business, although certain NATG activities related to sublet facilities continue. The Company expects that total additional NATG exit costs incurred during 2026 will be immaterial and will be presented in discontinued operations. In 2023, we executed a sublease agreement for the full remaining term of a former warehouse lease. In the event, the sub lessee is unable to fulfill its obligations, we would be responsible for the remaining rents due under the lease.

- *We may encounter difficulties with acquisitions and other strategic transactions which could harm our business.*

We expect to pursue acquisitions and other strategic transactions that we believe will either expand or complement our business in new or existing markets or further enhance the value and offerings we are able to provide to our existing or future potential customers.

Acquisitions and other strategic transactions involve numerous risks and challenges, including the following:

- diversion of management's attention from the normal operation of our business;
- potential loss of key associates and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

On April 28, 2025, the Company completed the acquisition of an equipment service provider and, as previously reported, on May 19, 2023 the Company acquired 100% of the outstanding equity interests of Indoff. There can be no assurance that such integrations will occur on the expected timeframe or at all, or that we will realize the anticipated benefits and synergies from these or any other future acquisitions. Furthermore, our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from these or any future acquisitions may prove to be incorrect.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful, may take longer or be more difficult or time-consuming or costly to accomplish than anticipated and could result in disruption to other parts of our business. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our consolidated business and operating results and could result in disruption to other parts of our business.

- *Our operations are subject to the effects of a rising rate of inflation.*

Inflationary pressures have increased our costs in the past and may again in the future. To the extent we are unable to offset these cost increases through higher prices or other measures, our operating results may be adversely affected.

- *Changes in accounting standards or practices, as well as new accounting pronouncements or interpretations, may require us to account for and report our financial results in a different manner in the future, which may be less favorable than the manner used historically.*

A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Our processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management program and are based on the standardized framework established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards. The NIST Cybersecurity Framework ("NIST CSF") helps the Company prioritize its cybersecurity activities and take a risk-based approach to cybersecurity, which begins with the identification and evaluation of cybersecurity risks or threats that could affect the Company's operations, finances, legal or regulatory compliance, or reputation. We rely on a cybersecurity team that works to identify, protect against, detect, respond to, and recover from cybersecurity threats and incidents through risk management and strategy. Our cybersecurity team has adopted procedures to promptly address material risks to the Company's cybersecurity environment, with a triage and remediation protocol in place. Once identified, cybersecurity risks and related mitigation efforts are prioritized based on their potential impact, likelihood, velocity, and vulnerability, considering both quantitative and qualitative factors. Risk mitigation strategies are developed and implemented based on the specific nature of each cybersecurity risk. These strategies include, among others, the application of cybersecurity policies and procedures, implementation of administrative, technical, and physical controls, and employee training, education, and awareness initiatives.

As part of our cybersecurity defense structure, our internal cybersecurity team performs the following actions, without exclusion: (i) tracking cybersecurity risks, threats and incidents to help identify and analyze them; (ii) promptly reporting significant cybersecurity risks, threats and incidents to our CIO; and (iii) utilizing third-party vendors and software for review, testing, preemption and monitoring of cybersecurity risks, threats and incidents.

In addition, our CIO closely monitors the cybersecurity team's approach with regular reviews of security risks and vulnerabilities, security strategy and the implementation of mitigation plans and technology, and reports quarterly to our Audit Committee and Board of Directors on, among other things, threats, mitigation measures, and preventative procedures and software.

We have a robust cybersecurity training and awareness program that requires all employees to complete mandatory cybersecurity awareness, information handling, and privacy training at the time of onboarding and on an annual basis thereafter. In addition, we regularly test our employees compliance with best practices using various techniques, such as simulated phishing campaigns, to validate the efficacy of our cybersecurity training.

We have implemented solutions, processes, and procedures to help mitigate the risk of cyberattacks, such as conducting annual vulnerability testing, and periodically engaging third-party experts to assist us with tasks such as implementing our incident response plan and conducting tabletop exercises.

The Company tracks key performance indicators and cybersecurity metrics to evaluate the efficacy of its cybersecurity controls and practices. Furthermore, the Company's cybersecurity program is periodically reviewed and adjusted in an effort to maintain the program's agility and responsiveness as circumstances evolve, new cybersecurity threats emerge, and regulations change.

As are other businesses, from time to time, we have experienced efforts by unknown persons, including "bots", to access or breach our information systems, which have been prevented based on measures put in place by the Company. However, there can be no assurance we will be able to protect sensitive data and/or the integrity of the Company's information systems and to defend against such efforts in the future. See Item 1A. "Risk Factors" of this Form 10-K.

Governance

As the head of our cybersecurity team, our CIO reports quarterly on cybersecurity to our Audit Committee, which has primary responsibility for cybersecurity oversight, and also to our full Board and regularly reports to the Chief Executive Officer on such cybersecurity matters. Cybersecurity risk is assessed and tracked as a significant risk faced by the Company and is closely managed along key risk indicators covering security maturity, risk exposure, and security operations. Performance against these indicators is regularly measured and discussed, among other things, in our Board reporting.

The members of our cybersecurity team have risk management backgrounds, certifications, and/or cyber experience in prior professional roles and at the Company. The team maintains expertise on cyber risk management through certified security professionals on staff, external training and affiliations with relevant organizations. Additionally, we regularly engage with third party assessors, consultants, and advisors as needed for reviews and testing of our cybersecurity risk management systems.

We have established a comprehensive incident response and recovery plan to identify, protect, respond to and recover from cybersecurity threats and incidents. The plan includes processes for the activation of the crisis management team (comprised of the Company's Chief Executive Officer, Chief Financial Officer and General Counsel), incident handling, and prompt and fulsome reporting to the Board upon discovery of a breach that could reasonably be material upon further investigation. Our procedures require reporting up the chain of command, even while materiality assessments are still being determined. In addition, we have pre-negotiated contracts with external third-party incident response providers to guide and assist the internal crisis management team as needed.

Item 2. Properties.

We operate our business from numerous facilities in North America and Asia. These facilities include our headquarters location, administrative offices, telephone call centers and distribution centers. Certain facilities handle multiple functions. All of our facilities are leased.

North America

As of December 31, 2025, we have six primary distribution centers in North America and Canada, which aggregate approximately 2.8 million square feet of space. The Company also has smaller distribution facilities located in North America and Canada. The Company has sublet certain warehouse distribution space in Canada, which aggregates to approximately 127,000 square feet, and office space in Florida of approximately 3,000 square feet.

Our headquarters, administrative offices and call centers aggregate approximately 242,000 square feet of space.

The Company has one business to business call center and one warehouse from its discontinued NATG business that are sublet. These properties aggregate to approximately 0.4 million square feet of space.

Asia

As of December 31, 2025 we leased three administrative offices in Asia aggregating approximately 17,000 square feet of space.

Please refer to Note 5, Leases, of Notes to Consolidated Financial Statements for additional information about leased properties.

Item 3. Legal Proceedings.

For a description of the Company's legal proceedings, see Note 16, Commitments, Contingencies and Other Matters, of Notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Global Industrial's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GIC."

In February 2026, the Company's Board of Directors declared a regular quarterly cash dividend of $0.28 per share to common stock shareholders of record at the close of business on March 9, 2026, payable on March 16, 2026. The dividend is expected to result in aggregate payments in 2026 of approximately $43 million, based on the number of shares outstanding at February 20, 2026.

Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we anticipate continuing a regular quarterly dividend in the future, subject to availability limitations under our credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Liquidity and Capital Resources" and Note 9, Credit Facilities, of Notes to Consolidated Financial Statements.

Information regarding securities authorized for issuance under equity compensation plans relating to the Company's common stock is set forth in the Company's Proxy Statement relating to the 2026 Annual Meeting of Stockholders and is incorporated by reference herein.

Purchases of Equity Securities

In July 2018, the Company's Board of Director's approved a share repurchase program with a repurchase authorization of up to two million shares of the Company's common stock. Under the share repurchase program, the Company is authorized to purchase shares from time to time through open market purchases, tender offerings or negotiated purchases, subject to market conditions and other factors.

During 2025, the Company repurchased approximately 326,000 common shares for $9.3 million under its share repurchase authorization. The maximum number of shares that may yet be purchased under the program total approximately 1,049,000. There were no shares repurchased during 2024 and 2023.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Global Industrial Company, through its subsidiaries, is a value-added distributor and source for industrial equipment and supplies in North America going to market through a system of branded e-commerce websites and relationship marketers.

In April 2025, the Company completed the acquisition of an equipment service provider for approximately $4.3 million in cash. At closing, $0.3 million was held in escrow for settlement of potential obligations. The accounts acquired are included in the accompanying consolidated financial statements from the date of acquisition. This acquisition broadens the Company's value-added offerings in certain key equipment categories.

The Company acquired 100% of the outstanding equity interests of Indoff, a business-to-business direct marketer of material handling products, commercial interiors and business products with operations in North America, on May 19, 2023 for approximately $72.6 million in cash. The Indoff accounts are included in the accompanying consolidated financial statements from the date of acquisition. This acquisition expands the Company's presence in the maintenance, repair and operations ("MRO") market in North America.

See Note 4, Acquisition, of Notes to Consolidated Financial Statements for additional financial information regarding these acquisitions.

Continuing Operations

The Company specializes in providing maintenance, repair and operations solutions to businesses ranging from small to enterprise, and to the public sector. The Company is committed to its customer-centric strategy and uses industry expertise, products from its own Global Industrial Exclusive Brands™ , and nationally known brands to provide customers with a breadth of offerings to meet their needs. These industrial and MRO products are manufactured by other companies. Some products are manufactured for us and sold as a white label product, and some are manufactured to our own design and marketed as private brand products under the trademarks: *Global™, GlobalIndustrial.com™, Nexel™, Paramount™, Interion™ and Absocold™*.

Operating Conditions

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels. Industrial products distribution is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of maintaining inventory, leasing warehouse space, inventory management systems and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stock and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee-related costs, which includes items such as wages, commissions, bonuses, employee benefits and equity-based compensation, as well as marketing expenses, primarily comprised of digital marketing spend, and occupancy related charges associated with our leased distribution and call center facilities. We continually assess our operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs.

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements, the factors that we believe may affect our future results and financial condition as well as information about how certain accounting policies and estimates affect the consolidated financial statements.

The Company has elected to omit discussion of the earliest year presented, December 31, 2023, in MD&A. This discussion can be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in Form 10-K for the year ended December 31, 2024, filed on February 26, 2025.

Business Outlook

2025 was a year of solid execution and significant progress for Global Industrial, with revenue growing 4.8% to $1.38 billion. We delivered strong margin performance, generated healthy cash flows and we continue to make progress on our strategic initiatives, which we believe will enable us to drive profitable top-line growth and scale the business in 2026 and beyond. This includes transforming our business model to become a more customer-centric organization along with reframing our go-to-market strategy to more effectively address our customer's needs.

Highlights from 2025 vs. 2024

The following discussion of our results of operations and financial condition will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Consolidated sales increased 4.8% to $1.38 billion in U.S. dollars compared to $1.32 billion last year and average daily sales increased 3.2% compared to prior year.
- Consolidated gross margin increased to 35.5 % compared to 34.3% last year.
- Consolidated operating income from continuing operations increased 21.2% to $97.6 million compared to $80.5 million last year.
- Net income per diluted share from continuing operations increased 17.8% to $1.85 compared to $1.57 last year.

*Average daily sales is calculated based upon the number of selling days in each period, with Canadian sales converted to U.S. dollars using the current year's average exchange rate. There were 257 selling days in the U.S. in 2025 compared to 253 selling days in 2024 and in Canada, there were 254 selling days in 2025 compared to 250 selling days in 2024.

Results of Operations[1]

Key Performance Indicators (in millions):

	Years Ended December 31, 2025	Years Ended December 31, 2024	Change 2025 vs. 2024
Results of continuing operations:			
Consolidated net sales	$ 1,379.1	$ 1,315.9	4.8 %
Consolidated gross profit	$ 490.2	$ 452.0	8.5 %
Consolidated gross margin	*35.5 %*	*34.3 %*	*1.2 %*
Consolidated SD&A costs	$ 392.6	$ 371.5	5.7 %
Consolidated SD&A costs as % of sales	*28.5 %*	*28.2 %*	*0.3 %*
Consolidated operating income	$ 97.6	$ 80.5	21.2 %
Consolidated operating margin from continuing operations:	*7.1 %*	*6.1 %*	*1.0 %*
Effective income tax rate	26.2 %	23.9 %	2.3 %
Net income from continuing operations	$ 72.0	$ 60.7	18.6 %
Net margin from continuing operations	*5.2 %*	*4.6 %*	*0.6 %*
Net income from discontinued operations, net of tax	$ 0.1	$ 0.3	NM

NM=not meaningful

1 *Global Industrial Company manages its business and reports using a 52-53 week fiscal year that ends at midnight on the Saturday closest to December 31. For clarity of presentation, fiscal years are described as if they ended on the last day of the respective calendar month. Fiscal years 2025 and 2024 ended on January 3, 2026 and December 28, 2024, respectively. The fiscal year ended 2025 included 53 weeks and 2024 included 52 weeks.*

Management's discussion and analysis that follows includes current operations.

NET SALES

The Company's net sales increased 4.8% to $1.38 billion compared to $1.32 billion in 2024, benefiting from price capture, strong sales from our largest strategic accounts and volume improvement in the second half of the year, partially offset by a reduction in our smaller and transactional customer sales. U.S. sales increased 4.7% in 2025 compared to 2024 and Canada sales increased 7.0%, 9.2% in local currency in 2025 compared to 2024.

There were 257 selling days in the U.S. in 2025 compared to 253 in 2024 and 254 selling days in Canada in 2025 compared to 250 selling days in 2024.

GROSS MARGIN

Gross margin is dependent on variables such as product mix including sourcing and category, trade policy inclusive of the imposition of tariffs, competition, pricing strategy, vendor volume rebates, freight pricing decisions including the use of free or other promotional freight plans, freight cost inflation including both domestic outbound freight as well as international inbound ocean freight, inventory valuation and obsolescence and other variables, any or all of which may result in fluctuations in gross margin.

Gross margin was 35.5% compared to 34.3% in the prior year, a 120 basis point improvement. The year over year improvement resulted strategic pricing management including the timing benefit from pre-tariff inventory flowing through cost of sales and overall freight management, including both inbound and outbound logistics as well as quality initiatives that reduced freight claims and customer returns. In the prior year, the Company's margin reflected modest price actions taken throughout the year to offset both the increased costs of inbound ocean transportation, as well as, higher parcel fulfillment costs.

Management of our margin profile remains a key area of focus for the Company. Performance will continue to reflect the impact of strategic promotion and freight actions as part of our competitive pricing initiatives, tariff related actions and ocean freight costs. The Company continues to anticipate that there may be increased margin variability in future periods given the timing dynamics of on-hand inventory, inflationary pressures associated with tariff related cost increases and our efforts to continue to diversify our supply chain as well as historical seasonality.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES ("SG&A")

Selling, general and administrative expenses totaled $392.6 million and $371.5 million for the years ended December 31, 2025 and 2024, respectively.

SG&A costs as a percentage of sales increased approximately 30 basis points in 2025 compared to 2024. Cost increases included total salary and related costs of approximately $20.4 million, of which approximately $9.7 million related to variable compensation with both selling commissions and bonus pool increasing compared to prior year and increased stock-based compensation expenses of approximately $4.6 million compared to prior year. Additional cost increases for net advertising spend of approximately $0.5 million was incurred offset by continued strong general and discretionary cost control. Prior year reflected a benefit associated with the reversal of executive stock compensation offset by approximately $0.7 million of recruitment costs associated with our CEO search.

OPERATING MARGIN

The Company's operating margin improved by 100 basis points in 2025 compared to 2024, driven by the sales increase, increased gross margin, continued strong general and discretionary cost control offset by increased variable compensation expense related to performance.

INTEREST AND OTHER EXPENSE, NET

Interest and other expense, net from continuing operations was $0.1 million for 2025 and $0.2 million for 2024. The Company also recorded foreign exchange income of approximately $0.1 million in 2025 and foreign exchange losses of approximately $0.5 million in 2024.

INCOME TAXES

The Company recorded net tax expense in continuing operations for 2025 of $25.6 million, or 26.2% related to its operations in the U.S, Canada and India, including tax expense for certain U.S. states. The increased tax expense in 2025 compared to 2024 is attributable to the higher taxable income in 2025 and a higher effective tax rate due to an increase in non-deductible executive compensation.

The Company recorded net tax expense in continuing operations for 2024 of $19.1 million, or 23.9%. Tax expense from continuing operations was primarily the result of pretax income in the U.S. and India operations, including tax expense for certain U.S. states. The tax rate in 2024 benefited from the reversal of previously non-deductible executive stock compensation of approximately $1.1 million related the departure of the CEO in August 2024.

Financial Condition, Liquidity and Capital Resources

Selected liquidity data (in millions):

	December 31,		$ Change
	2025	**2024**	
Cash and cash equivalents	$ 67.5	$ 44.6	$ 22.9
Accounts receivable, net	$ 139.6	$ 126.5	$ 13.1
Inventories	$ 174.6	$ 167.1	$ 7.5
Prepaid expenses and other current assets	$ 14.8	$ 14.4	$ 0.4
Accounts payable	$ 108.7	$ 106.5	$ 2.2
Accrued expenses and other current liabilities	$ 53.7	$ 47.8	$ 5.9
Operating lease liabilities	$ 16.1	$ 14.1	$ 2.0
Working capital	$ 218.0	$ 184.2	$ 33.8

Historical Cash Flows

	Year Ended December 31,	
	2025	**2024**
Net cash provided by operating activities from continuing operations	$ 77.7	$ 50.4
Net cash provided by operating activities from discontinued operations	$ 0.1	$ 0.3
Net cash used in investing activities from continuing operations	$ (7.1)	$ (3.8)
Net cash used in financing activities from continuing operations	$ (47.5)	$ (36.7)
Effects of exchange rates on cash	$ (0.3)	$ 0.0
Net increase in cash and cash equivalents	$ 22.9	$ 10.2

Our primary liquidity needs are to support working capital requirements in our business, funding recently declared and any future dividends, funding capital expenditures and inventory purchases, continuing investment in upgrading and expanding our technological capabilities specifically related to additional functionality and enhanced navigation of our new web platform, continuing investment in sales, marketing, merchandising, customer service and upgrading our distribution footprint and funding acquisitions. We rely upon operating cash flow and our credit facility to meet these needs. We currently believe that current cash on hand and cash flow from operations will be sufficient to fund our working capital and other cash requirements for at least the next twelve months. We believe our current capital structure and cash resources are adequate for our internal growth initiatives. To the extent our growth initiatives expand, including major acquisitions, we would seek to raise additional capital. We believe that, if needed, we can access public or private funding alternatives to raise additional capital.

Our working capital increased $33.8 million primarily related to higher cash, accounts receivable and inventory balances, partially offset by higher accounts payable, accrued expenses and other current liabilities balances. Accounts receivable days outstanding were 38.9 in 2025 compared to 37.7 in 2024. Inventory turns were 5.1 in 2025 compared to 5.2 in 2024 and accounts payable days outstanding were 46.3 in 2025 compared to 48.4 in 2024. We expect that future accounts receivable, inventory and accounts payable balances will fluctuate with net sales and the product mix of our net sales.

Operating Activities

Net cash provided by operating activities from continuing operations was $77.7 million attributable to cash generated from net income adjusted by other non-cash items which provided $88.6 million in 2025 compared to $72.7 million provided in 2024 primarily due to higher net income in 2025 and higher stock-based compensation expense. Changes in our working capital accounts used $10.9 million in 2025 compared to $22.3 million used in 2024, primarily the result of changes in inventory, accounts payable, accrued expenses, other current liabilities and other liabilities and accounts receivable balances. Net cash provided by operating activities from discontinued operations was $0.1 million in 2025 and $0.3 million in 2024.

Investing Activities

Net cash used in investing activities totaled $7.1 million and $3.8 million for 2025 and 2024, respectively. In 2025, $4.0 million was used for the acquisition of an equipment service provider and $3.1 million was used for warehouse machinery and equipment in our distribution facilities, and computer equipment upgrades and tooling. In 2024, investing activities was also used for warehouse machinery and equipment in our distribution facilities, leasehold improvements and computer equipment upgrades.

Financing Activities

Net cash used in financing activities was $47.5 million in 2025 and $36.7 million in 2024. In 2025, net cash used in financing activities primarily related to the regular quarterly dividend of $0.26 per common share which totaled $40.3 million. Offsetting these payments were proceeds of $2.7 million from the issuance of common stock from stock option exercises, offset by payments for payroll taxes through shares withheld, which totaled approximately $2.3 million and proceeds of $1.5 million from the issuance of common stock from our employee stock purchase plan. In addition, $9.1 million was used for the purchase of treasury stock. In 2024, net cash used in financing activities primarily related to the regular quarterly dividend of $0.25 per common share which totaled $38.4 million. Offsetting these payments, were proceeds of $1.8 million from the issuance of common stock from stock option exercises, offset by payments for payroll taxes through shares withheld of approximately $1.6 million and proceeds of $1.5 million from the issuance of common stock from our employee stock purchase plan.

The Company maintains a $125.0 million secured revolving credit facility with one financial institution, which has a five year term, maturing on October 19, 2026 and provides for borrowings in the United States. The credit agreement contains certain operating, financial and other covenants, including limits on annual levels of capital expenditures, availability tests related to payments of dividends and stock repurchases and fixed charge coverage tests related to acquisitions. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and the inventory advance rate computed as the lesser of 65% or 85% of the net orderly liquidation value ("NOLV"). Borrowings are secured by substantially all of the Borrower's assets, as defined, including all accounts, accounts receivable, inventory and certain other assets, subject to limited exceptions, including the exclusion of certain foreign assets from the collateral. The interest rate under the amended and restated facility is computed at applicable market rates based on the Secured Overnight Financing Rate ("SOFR"), the Federal Reserve Bank of New York ("NYFRB") or the Prime Rate, plus an applicable margin. The applicable margin varies based on borrowing base availability. As of December 31, 2025, eligible collateral under the credit agreement was $125.0 million, total availability was $122.1 million, total outstanding letters of credit was $1.6 million, total excess availability was $120.5 million and there were no outstanding borrowings. The Company was in compliance with all of the covenants of the credit agreement in place as of December 31, 2025.

Levels of earnings and cash flows are dependent on factors such as consolidated gross margin and selling, distribution and administrative costs, product mix and relative levels of domestic and foreign sales. Unusual gains or expense items, such as special (gains) charges and settlements, may impact earnings and are separately disclosed. We expect that past performance may not be indicative of future performance due to the competitive nature of our business where the need to adjust prices to gain or hold market share is prevalent.

Macroeconomic conditions, such as business and consumer sentiment, may affect our revenues, cash flows or financial condition. However, we do not believe that there is a direct correlation between any specific macroeconomic indicator and our revenues, cash flows or financial condition. We are not currently interest rate sensitive, as we have no outstanding debt.

The expenses and capital expenditures described above will require significant levels of liquidity, which we believe can be adequately funded from our currently available cash resources, cash flow from operations and borrowing under our current credit facility. In 2026 we anticipate capital expenditures to be in the range of $3.0 to $4.0 million, though at this time we are not contractually committed to incur these expenditures.

In the past we have engaged in opportunistic acquisitions, choosing to pay the purchase price in cash, and may do so in the future as favorable situations arise. However, a deep and prolonged period of reduced business spending could adversely impact our cash resources and force us to either forego future acquisition opportunities or to pay the purchase price using stock, debt or a combination of consideration which could have an adverse effect on our earnings. We believe that our cash balances and future cash flows from operations will be sufficient to fund our working capital and other cash requirements for at least the next twelve months.

We maintain our cash and cash equivalents in money market funds or their equivalent that have maturities of less than three months and in non-interest bearing accounts that partially offset banking fees. As of December 31, 2025, we had no investments with maturities of greater than three months. Accordingly, we do not believe that our cash balances have significant exposure to interest rate risk. At December 31, 2025 cash balances held in foreign subsidiaries totaled approximately $4.8 million. These balances are held in local country banks and are held primarily to support local working capital needs. The Company had in excess of $183 million of liquidity (cash and an undrawn line of credit) in the U.S. as of December 31, 2025.

Material Cash Requirements

We are obligated under non-cancelable operating and finance leases for the rental of our facilities and certain of our equipment which expire at various dates through 2034. As of December 31, 2025 we were obligated for approximately $123.7 million under these non-cancelable operating leases. In 2026 we anticipate cash expenditures of approximately $21.4 million for these operating leases. We have sublease agreements for unused space, as well as, excess space in facilities we are currently occupying, in the United States and Canada. In the event the sub lessee is unable to fulfill its obligations, we would be responsible for remaining rents due under the leases.

Our purchase and other obligations consist primarily of purchase commitments for certain employment, consulting and service agreements. As of December 31, 2025 we were obligated for approximately $30.8 million under these commitments. In 2026 we anticipate cash expenditures of approximately $7.7 million related to these commitments. In addition to the previously mentioned commitments, we had $1.6 million of standby letters of credit outstanding as of December 31, 2025.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Tax contingencies are related to uncertain tax positions taken on income tax returns that may result in additional tax, interest and penalties being paid to taxing authorities. As of December 31, 2025, the Company had no material uncertain tax positions.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1, Basis of Presentation, of Notes to Consolidated Financial Statements included in Item 15 of this Form 10-K. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ materially from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers, forecasts of future economic conditions and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. We identify below a number of policies that entail significant judgments or estimates, the assumptions and/or judgments used to determine those estimates and the potential effects on reported financial results if actual results differ materially from these estimates.

Revenue Recognition

The Company recognizes revenue from contracts with its customers utilizing the following steps:

- Identifying the contract with the customer
- Identifying the performance obligations under the contract
- Determining the transaction price
- Allocating transaction price to performance obligations, if necessary
- Recognizing revenue as performance obligations are satisfied

The Company's invoice, and the terms and conditions of sale contained therein, constitutes the evidence of an arrangement and is a contract with the customer. The performance obligations are generally delivery of the products listed on the invoice and the transaction price for each product is listed. Allocation of transaction price is generally not needed. Performance obligations are satisfied, and revenue is recognized upon the shipment of goods from one of the Company's distribution centers or drop shippers for most contracts or in certain cases revenue will be recognized upon delivery and acceptance by the customer. Customer acceptance occurs when the customer accepts the shipment. The Company's standard terms, provided on its invoices as well as on its websites, are included in communications with the customer and have standard payment terms of 30 days. Certain customers may have extended payment terms that have been pre-approved by the Company's credit department, but generally none extend longer than 90 days.

Provisions for sales returns and allowances are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is presented net of sales taxes collected from customers and remitted to government authorities. Revenue is reduced for any early payment discounts or volume incentive rebates offered to customers.

The Company's revenue is shown as "Net sales" in the accompanying Consolidated Statements of Operations and is measured as the determined transaction price, net of any variable consideration consisting primarily of rights to return product. The Company has elected to treat shipping and handling revenues as activities to fulfill its performance obligation. Billings for freight and shipping and handling are recorded in net sales and costs of freight and shipping and handling are recorded in cost of sales in the accompanying Consolidated Statements of Operations.

The Company will record a contract liability in cases where customers pay in advance of the Company satisfying its performance obligation which typically occurs within a year of receipt. The Company had approximately $3.0 million of contract liabilities as of December 31, 2025 and $4.1 million as of December 31, 2024, and was recorded as deferred revenue in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets..

The Company offers customers rights to return product within a certain time, usually 30 days. The Company estimates its sales returns liability quarterly based upon its historical returns rates as a percentage of historical sales for the trailing twelve-month period. The total accrued sales returns liability was approximately $1.7 million at December 31, 2025 and $1.9 million at December 31, 2024, and was recorded as a refund liability in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

Inventory Valuation

We value our inventories at the lower of cost or net realizable value; cost being determined on the first-in, first-out method or average cost method. Excess and obsolete or unmarketable merchandise are written down based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past. The Company estimates the net realizable value of its inventory by considering factors such as inventory levels, historical write-off information, market conditions, estimated direct selling costs and physical condition of the inventory.

Our inventory reserve estimates for the years ended December 31, 2025 and 2024 were not materially different than our actual experience. However, if in the future our estimates are materially different than our actual experience, we could have a material loss adjustment.

Recent Accounting Pronouncements

For information about recent accounting pronouncements, see Note 2, Summary of Significant Accounting Policies, of Notes to Consolidated Financial Statements included in Part II, Item 8, Financial Statements and Supplemental Data, of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect income statement, balance sheet and cash flows as expressed in U.S. dollars. Sales would have fluctuated by approximately $7.2 million and pretax income would have changed by approximately $0.2 million if average foreign exchange rates changed by 10% in 2025. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 31, 2025 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 31, 2025, we had no outstanding debt under our variable rate credit facility. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2025. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were not effective due to material weaknesses identified at its subsidiary, Indoff LLC (Indoff), which represents approximately 13% of revenue. The material weaknesses at Indoff relate to the design and operation of certain key Information Technology General Controls ("ITGCs"), specifically related to change management, segregation of duties, and privileged access. These material weaknesses were initially identified during Management's evaluation and assessment of Indoff's control environment in the second quarter of 2024.

With full consideration of the material weaknesses, Management determined that the control deficiencies did not result in any identified misstatements, and Management believes the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial condition, results of operations, and cash flows for the periods presented.

Inherent Limitations of Internal Controls over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Given the inherent limitations present in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. In addition, any evaluation of the effectiveness of controls in future periods is subject to the risk that internal controls may become inadequate as a result of changes in business conditions, or that the degree of compliance with established policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).   Upon completing this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were not effective due to material weaknesses identified at its subsidiary, Indoff. The material weaknesses at Indoff relate to the design and operation of certain key ITGCs. Consequently, automated and IT dependent manual business process controls that rely upon information from the IT systems were also deemed ineffective.

Notwithstanding this material weakness at Indoff noted above, management has concluded that our consolidated financial statements and related notes thereto included in this Annual Report fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report. Additional detail on the nature of the material weaknesses, and managements conclusions can be found below.

Inadequate Information Technology General Controls and Business Process Controls

Previously Reported Material Weaknesses

As reported in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal years ended December 31, 2024 and 2023, we identified material weaknesses in the design and operation of ITGCs related to our key accounting, reporting, and proprietary information technology ("IT") systems, including related IT tools supporting the Company's financial reporting processes and controls performed by the Company in support of the SOC1's for those applications, supported by third-party service organizations. These conclusions also resulted in the corresponding automated and IT dependent manual business process controls that rely on these systems to be ineffective. These material weaknesses, as they relate to the Company's Global Industrial business, have been remediated as of December 31, 2025.

As reported in our second quarter of 2024 Form 10-Q, the Company completed its assessment of the internal controls over financial reporting of the Indoff business. As anticipated, given the private company nature of the acquired business, management has concluded that the design and operation of Indoff's IT general controls, as well as the corresponding automated and IT dependent manual business process controls relying on said IT systems, were ineffective as of December 31, 2025 due to material weaknesses. Specifically, the Company did not maintain effective IT general controls to verify that changes to IT applications are appropriate and functioning as intended and access to the IT environment is appropriate and is granted only to authorized users, who are restricted to performing authorized, appropriate actions. Consequently, automated and IT dependent manual business process controls that rely upon information from the IT systems were also deemed ineffective.

Ernst & Young LLP, the Company's independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2025, and issued an adverse report on the effectiveness of our internal control over financial reporting for the period ending December 31 2025, as stated in its report, which is included herein.

As a result of the identification of the material weaknesses, and prior to filing this Annual Report, we performed further analysis and completed additional procedures intended to ensure our consolidated financial statements for the year ended

December 31, 2025 fairly present in all material respects the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles. Based on these procedures and analysis, and notwithstanding the material weaknesses in our internal control over financial reporting, our management has concluded that our consolidated financial statements and related notes thereto included in this Annual Report fairly present in all material respects the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer have certified that, based on each such officer's knowledge, the financial statements, as well as the other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report. In addition, Ernst & Young LLP has issued an unqualified opinion on our financial statements, which is included in Part IV of this Annual Report, and we have developed a remediation plan for the material weaknesses, which is described below.

Remediation of the Material Weaknesses in Internal Control Over Financial Reporting

During 2025, the Company continued to make significant progress toward remediating the design and operating effectiveness of its control environment; however, this remediation effort remains ongoing for Indoff. Under the oversight of the Audit Committee, the Company expects to complete these efforts in the second quarter of 2026, at which time management will evaluate whether the related internal controls are appropriately designed and operating effectively.

As part of these ongoing remediation efforts, the Company has implemented and will continue to execute actions such as providing training to relevant personnel regarding the design and operation of IT general controls, and rationalizing access privileges for system users and critical transactions in alignment with job responsibilities and segregation-of-duties requirements. Management believes these actions, collectively, will remediate the material weaknesses identified at Indoff. However, the Company will not be able to conclude that the material weaknesses have been fully remediated until all applicable controls have been implemented, operate for a sufficient period of time, and management completes formal testing confirming that the remediated controls are operating effectively.

Changes in Internal Control Over Financial Reporting

Other than the ongoing remediation plans described above, there were no changes in the Company's internal control over financial reporting that occurred during the quarter ending December 31, 2025 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global Industrial Company

Opinion on Internal Control over Financial Reporting

We have audited Global Industrial Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Global Industrial Company (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses related to the ineffective design and operation of information technology ("IT") general controls for IT applications supporting the Company's internal control over financial reporting processes at its Indoff LLC business. Consequently, automated and IT dependent manual business process controls that rely upon information from the IT systems were also deemed ineffective.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated February 27, 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 27, 2026

Item 9B. Other Information.

During the three months ended December 31, 2025, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Global Industrial securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement".

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a Corporate Ethics Policy that applies to our principal executive officer, principal financial officer and principal accounting officer. Any amendments to the Corporate Ethics Policy or any grant of a waiver from the provisions of the Corporate Ethics Policy requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on the Company's website.

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Consolidated Financial Statements of Global Industrial Company

<table>
<tr><td></td><td style="text-align:right">Reference</td></tr>
<tr><td>Report of Ernst & Young LLP Independent Registered Public Accounting Firm   PCAOB ID: 42</td><td style="text-align:right">41</td></tr>
<tr><td>Consolidated Balance Sheets as of December 31, 2025 and 2024</td><td style="text-align:right">43</td></tr>
<tr><td>Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023</td><td style="text-align:right">44</td></tr>
<tr><td>Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023</td><td style="text-align:right">45</td></tr>
<tr><td>Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023</td><td style="text-align:right">46</td></tr>
<tr><td>Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025, 2024 and 2023</td><td style="text-align:right">49</td></tr>
<tr><td>Notes to Consolidated Financial Statements</td><td style="text-align:right">50</td></tr>
</table>

Item 15.Exhibits and Financial Statement Schedules.

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052).
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's report on Form 8-K dated May 18, 1999).
3.3	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to the Company's report on Form 8-K dated June 21, 2021).
3.4	Second Amended and Restated By-laws of the Company (effective as of June 21, 2021 (incorporated by reference to the Company's report on Form 8-K dated June 21, 2021).
4.1	Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995).
4.2	Description of Registrant's Securities (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2021).
10.1*	Form of 2010 Long Term Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement filed April 29, 2010).
10.2*	Amendment to the Term of the 2010 Long Term Incentive Plan (incorporated by reference to the Company's Supplemental Proxy Material filed May 18, 2015).
10.3*	Form of Employee Stock Purchase Plan (incorporated by reference to the Company's Definitive Proxy Statement filed November 2, 2018).
10.4*	Form of 2020 Omnibus Long-Term Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement filed April 22, 2020).
10.5*	Form of Performance-Based Restricted Stock Unit Agreement under the Global Industrial Company 2020 Omnibus Long Term Incentive Plan (filed herewith).
10.6*	Form of Time-Based Restricted Stock Unit Agreement under the Global Industrial Company 2020 Omnibus Long Term Incentive Plan (filed herewith).
10.7*	Form of Non-Qualified Option to Purchase under the Global Industrial Company 2020 Omnibus Long Term Incentive Plan (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2023).
10.8*	Employment Agreement, dated February 7, 2025, between the Company and Anesa Chaibi (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2024).
10.9*	Employment Agreement, dated October 12, 2021, between the Company and Adina Storch (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2021).
10.11*	Amendment No. 1, dated December 2, 2021, to the Employment Agreement, between the Company and Adina Storch (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2021).
10.12*	Amendment No. 2, dated July 31, 2024, to the Employment Agreement, between the Company and Adina Storch (incorporated by reference to the Company's quarterly report on Form 10-Q Q for the quarterly period ended September 30, 2024).
10.13	Amended and Restated Lease dated December 14, 2016, by and between Addwin Realty Associates, LLC (landlord) and Global Equipment Company Inc. (tenant) (Port Washington, NY facility) (incorporated by reference to the Company's report on Form 8-K dated December 16, 2016).
10.14	Third Amended and Restated Credit Agreement dated as of October 28, 2016, by and among the Company and certain affiliates thereof and JPMorgan Chase Bank, N.A., as Administrative Agent, Sole Bookrunner and Sole Lead Arranger, and the lenders from time to time party thereto (incorporated by reference to the Company's report on Form 8-K dated November 3, 2016).
10.15	Amendment No. 1, dated as of October 19, 2021, to the Third Amended and Restated Credit Agreement by and among the Company and certain affiliates thereof, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, Sole Bookrunner and Sole Lead Arranger, and the lenders from time to time party thereto (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2021).
10.16	Amendment No. 2, dated as of June 28, 2022, to the Third Amended and Restated Credit Agreement by and among Global Industrial Company (f/k/a Systemax Inc.) and certain affiliates thereof, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, Sole Bookrunner and Sole Lead Arranger, and the lenders from time to time party thereto (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2022).

10.17	Amendment No. 3, dated as of November 29, 2022, to the Third Amended and Restated Credit Agreement by and among Global Industrial Company (f/k/a Systemax Inc.) and certain affiliates thereof, JPMorgan Chase Bank, N.A., as Administrative Agent, Sole Bookrunner and Sole Lead Arranger, and the lenders from time to time party thereto. (incorporated by reference to the Company's report on Form 8-K dated November 29, 2022).
10.18	Third Amended and Restated Pledge and Security Agreement dated as of October 28, 2016, by and among the Company and certain affiliates thereof and JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the lenders party to the Third Amended and Restated Credit Agreement (incorporated by reference to the Company's report on Form 8-K dated November 3, 2016).
19	Insider Trading Policy (filed herewith).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1[1]	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2[1]	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97	Global Industrial Company Clawback Policy, effective as of October 2, 2023 (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2023).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Management contract or compensatory plan or arrangement.

[1] This exhibit should not be deemed to be "filed" for purposes of Section 18 of the Exchange Act.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL INDUSTRIAL COMPANY

By: /s/ ANESA CHAIBI

Anesa Chaibi
Chief Executive Officer

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD B. LEEDS Richard B. Leeds	Executive Chairman and Director	February 27, 2026
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman and Director	February 27, 2026
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman and Director	February 27, 2026
/s/ ANESA CHAIBI Anesa Chaibi	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2026
/s/ THOMAS CLARK Thomas Clark	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	February 27, 2026
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	February 27, 2026
/s/ CHAD M. LINDBLOOM Chad M. Lindbloom	Director	February 27, 2026
/s/ GARY S. MICHEL Gary S. Michel	Director	February 27, 2026
/s/ PAUL S. PEARLMAN Paul S. Pearlman	Director	February 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Global Industrial Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Industrial Company (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2026 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Inventory Valuation

Description of the Matter

As of December 31, 2025, the Company's net inventory balance was $174.6 million. As described in Note 2 to the consolidated financial statements, management records inventory at the lower of its cost or net realizable value. The valuation of inventory requires management to make assumptions and judgments about the recoverability of the inventory. To determine the net realizable value of the Company's inventory, management considers factors such as market conditions, inventory levels and assumptions regarding future demand and direct selling costs.

Auditing the Company's assessment of the net realizable value of its inventory was complex as auditor judgment was necessary in evaluating the valuation based on the assumptions described above.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the inventory valuation process, including controls over the assumptions described above, that are used in management's assessment of the net realizable value of the Company's inventory.

Our audit procedures to test the valuation of the Company's inventory included, among others, evaluating the appropriateness of management's inputs to the net realizable value assessment, including testing the completeness and accuracy of the data used in management's calculation such as product costs, direct selling costs, market prices and inventory levels for each product. To evaluate management's ability to accurately estimate the valuation of inventory, we compared current market prices to the assumptions used in the inventory valuation estimated by management in prior years. We also tested the mathematical accuracy of the Company's calculation and performed inquiries of the Company's management to evaluate the Company's estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

New York, New York
February 27, 2026

GLOBAL INDUSTRIAL COMPANY
CONSOLIDATED BALANCE SHEETS
(in millions, except for share data)

	December 31,	
	2025	2024
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 67.5	$ 44.6
Accounts receivable, (net of allowance for credit losses of $2.3 and $2.8, respectively)	139.6	126.5
Inventories	174.6	167.1
Prepaid expenses and other current assets	14.8	14.4
Total current assets	396.5	352.6
Property, plant and equipment, net	18.5	19.1
Operating lease right-of-use assets	91.8	72.7
Deferred income taxes	7.4	8.1
Goodwill and intangibles	64.3	65.7
Other assets	2.3	2.5
Total assets	$ 580.8	$ 520.7
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 108.7	$ 106.5
Accrued expenses and other current liabilities	53.7	47.8
Operating lease liabilities	16.1	14.1
Total current liabilities	178.5	$ 168.4
Operating lease liabilities	87.5	69.0
Other liabilities	1.6	2.2
Total liabilities	267.6	239.6
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares; issued none	0.0	0.0
Common stock, par value $0.01 per share, authorized 150 million shares; issued 39,248,275 and 39,178,283 shares; outstanding 38,198,641 and 38,230,328 shares	0.4	0.4
Additional paid-in capital	212.8	207.5
Treasury stock at cost —1,049,634 and 947,955 shares	(22.1)	(16.8)
Retained earnings	120.3	88.6
Accumulated other comprehensive income	1.8	1.4
Total shareholders' equity	313.2	281.1
Total liabilities and shareholders' equity	$ 580.8	$ 520.7

See Notes to Consolidated Financial Statements.

GLOBAL INDUSTRIAL COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

		Year Ended December 31,			
		2025	**2024**		**2023**
Net sales	$	1,379.1	1,315.9	$	1,274.3
Cost of sales		888.9	863.9		838.5
Gross profit		490.2	452.0		435.8
Selling, general and administrative expenses		392.6	371.5		339.3
Operating income from continuing operations		97.6	80.5		96.5
Foreign currency exchange (income) loss		(0.1)	0.5		0.2
Interest and other expense		0.1	0.2		1.1
Income from continuing operations before income taxes		97.6	79.8		95.2
Provision for income taxes		25.6	19.1		24.5
Net income from continuing operations		72.0	60.7		70.7
Income from discontinued operations, net of tax		0.1	0.3		0.0
Net income	$	72.1	$ 61.0	$	70.7
Net income per common share from continuing operations:					
Basic	$	1.86	$ 1.58	$	1.85
Diluted	$	1.85	$ 1.57	$	1.84
Net income per common share from discontinued operations:					
Basic	$	0.00	$ 0.01	$	0.00
Diluted	$	0.00	$ 0.01	$	0.00
Net income per common share:					
Basic	$	1.86	$ 1.59	$	1.85
Diluted	$	1.85	$ 1.58	$	1.84
Weighted average common and common equivalent shares:					
Basic		38.4	38.3		38.1
Diluted		38.4	38.4		38.2
Dividends declared		1.04	1.00		0.80

See Notes to Consolidated Financial Statements.

GLOBAL INDUSTRIAL COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
<u>(in millions)</u>

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	72.1	61.0 $	70.7
Other comprehensive income:			
Foreign currency translation	0.4	(1.2)	0.2
Total comprehensive income	$ 72.5	$ 59.8	$ 70.9

See Notes to Consolidated Financial Statements.

GLOBAL INDUSTRIAL COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

		Year Ended December 31,				
		2025		**2024**		**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income from continuing operations	$	72.0	$	60.7	$	70.7
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:						
Depreciation and amortization		7.7		7.6		6.4
Provision (benefit) for deferred income taxes		0.6		(0.5)		2.0
Provision for credit losses		0.9		2.1		3.2
Compensation expense related to equity compensation plans		7.4		2.8		3.0
Changes in operating assets and liabilities:						
Accounts receivable		(12.3)		1.6		(2.6)
Inventories		(6.4)		(17.1)		33.3
Prepaid expenses and other assets		(0.9)		(2.6)		(0.8)
Income taxes		1.2		1.7		(1.1)
Accounts payable		1.7		(4.0)		1.2
Accrued expenses, other current liabilities and other liabilities		5.8		(1.9)		(3.3)
Net cash provided by operating activities from continuing operations		77.7		50.4		112.0
Net cash provided by operating activities from discontinued operations		0.1		0.3		0.0
Net cash provided by operating activities		77.8		50.7		112.0
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchases of property, plant and equipment		(3.1)		(3.8)		(3.9)
Acquisitions, net of cash acquired		(4.0)		0.0		(72.3)
Net cash used in investing activities from continuing operations		(7.1)		(3.8)		(76.2)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Dividends paid		(40.3)		(38.4)		(30.6)
Borrowings under credit facility		0.0		0.0		50.6
Repayments under credit facility		0.0		0.0		(51.2)
Proceeds from issuance of common stock		2.7		1.8		0.6
Payment of payroll taxes on stock-based compensation through shares withheld		(2.3)		(1.6)		(0.5)
Proceeds from the issuance of common stock from employee stock purchase plans		1.5		1.5		1.4
Purchase of treasury shares		(9.1)		0.0		0.0
Net cash used in financing activities from continuing operations		(47.5)		(36.7)		(29.7)
EFFECTS OF EXCHANGE RATES ON CASH		(0.3)		0.0		(0.2)
NET INCREASE IN CASH		22.9		10.2		5.9
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		44.6		34.4		28.5
CASH AND CASH EQUIVALENTS – END OF YEAR	$	67.5	$	44.6	$	34.4
Supplemental disclosures:						
Interest paid	$	0.3	$	0.3	$	1.1
Income taxes paid	$	24.1	$	17.9	$	23.7
Supplemental disclosures of non-cash operating and investing activities:						
Right-of-use assets obtained in exchange for lease obligations:						
Operating and finance leases	$	32.9	$	4.5	$	6.3

See Notes to Consolidated Financial Statements.

GLOBAL INDUSTRIAL COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share data in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock, At Cost	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Number of Shares Outstanding	Amount					
Balances, December 31, 2022	37,961	$ 0.4	$ 201.2	$ (19.5)	$ 25.9	$ 2.4	$ 210.4
Stock-based compensation expense			3.0				3.0
Issuance of restricted stock	44		(0.7)	0.7			0.0
Stock withheld for employee taxes	(19)		(0.2)	(0.3)			(0.5)
Proceeds from issuance of common stock	29		0.1	0.5			0.6
Dividends					(30.6)		(30.6)
Issuance of shares under employee stock purchase plan	59		1.4				1.4
Change in cumulative translation adjustment						0.2	0.2
Net income					70.7		70.7
Balances, December 31, 2023	38,074	$ 0.4	$ 204.8	$ (18.6)	$ 66.0	$ 2.6	255.2
Stock-based compensation expense			2.8				2.8
Issuance of restricted stock	73		(1.3)	1.3			0.0
Stock withheld for employee taxes	(39)		(0.9)	(0.7)			(1.6)
Proceeds from issuance of common stock	67		0.6	1.2			1.8
Dividends					(38.4)		(38.4)
Issuance of shares under employee stock purchase plan	55		1.5				1.5
Change in cumulative translation adjustment						(1.2)	(1.2)
Net income					61.0		61.0
Balances, December 31, 2024	38,230	$ 0.4	$ 207.5	$ (16.8)	$ 88.6	$ 1.4	$ 281.1
Stock-based compensation expense			7.4				7.4
Issuance of restricted stock	169		(3.0)	3.0			0.0
Stock withheld for employee taxes	(74)		(1.0)	(1.3)			(2.3)
Proceeds from issuance of common stock	130		0.4	2.3			2.7
Dividends					(40.4)		(40.4)
Purchase of treasury shares	(326)			(9.3)			(9.3)
Issuance of shares under employee stock purchase plan	70		1.5				1.5
Change in cumulative translation adjustment						0.4	0.4
Net income					72.1		72.1
Balances, December 31, 2025	38,199	$ 0.4	$ 212.8	$ (22.1)	$ 120.3	$ 1.8	$ 313.2

See Notes to Consolidated Financial Statements.

GLOBAL INDUSTRIAL COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Global Industrial Company, through its operating subsidiaries (collectively, the "Company" or "Global Industrial"), is a value-added distributor and source for industrial equipment and supplies in North America going to market through a system of branded e-commerce websites and relationship marketers. The Company operates in three segments that are aggregated into one reportable business segment. The Company sells a wide array of industrial and maintenance, repair and operation products, markets the Company has served since 1949. Because of the large number of products and product categories the Company offers, providing information on the amount of revenue derived from transactions with external customers for each product or groupings of products is impractical.

In April 2025, the Company completed the acquisition of an equipment service provider for $4.3 million in cash. At closing, $0.3 million was held in escrow for the settlement of potential obligations. The accounts acquired are included in the accompanying consolidated financial statements from the date of acquisition. This acquisition broadened the Company's value-added offerings in key equipment categories.

As previously disclosed, the Company acquired 100% of the outstanding equity interests of Indoff LLC ("Indoff"), a business-to-business direct marketer of material handling products, commercial interior products and business products with operations in North America, on May 19, 2023, for approximately $72.6 million in cash. The Indoff accounts are included in the accompanying consolidated financial statements from the date of acquisition.

The Company's discontinued operations include its former North American Technology Group business, which was sold in December 2015 and has been winding down its operations since then. The results of the former North American Technology business are included in discontinued operations in the accompanying consolidated financial statements.

Related Party Transactions

During 2025, 2024 and 2023, the Company incurred a de minimis amount of related party transactions other than those disclosed within the leases disclosure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Global Industrial Company, and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year — The Company's fiscal year ends at midnight on the Saturday closest to December 31. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year is divided into four fiscal quarters that each end at midnight on a Saturday. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month. The full year of 2025 included 53 weeks and full years of 2024 and 2023 included 52 weeks.

Use of Estimates in Financial Statements — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company's business environment, therefore, actual results could differ from these estimates.

Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect the allowance for credit losses, product returns liabilities, inventory reserves, the provision for income taxes and related deferred tax accounts, certain accrued liabilities, revenue recognition, contingencies, goodwill and intangible assets, litigation and related legal accruals.

Foreign Currency Translation — The Company has operations in foreign countries. The functional currency of each foreign country is the local currency. The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, year to date average exchange rates for the statement of operations accounts and historical rates for equity accounts. Translation gains or losses are recorded as a separate component of shareholders' equity.

Cash and cash equivalents — The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash. Cash overdrafts are classified in accounts payable.

Inventories — Inventories consist primarily of finished goods and are stated at the lower of cost or net realizable value. Cost is determined by using the first-in, first-out method or the average cost method. The Company estimates the net realizable value of its inventory by considering factors such as inventory levels, historical write-off information, market conditions, estimated direct selling costs and physical condition of the inventory.

Leases — The Company has operating and finance leases for office and warehouse facilities, headquarters, call centers, machinery and certain computer and communications equipment which provide the right to use the underlying assets in exchange for agreed upon lease payments, determined by the payment schedule contained in each lease. The Company determines if an arrangement is an operating or finance lease at the inception of the lease. The Company has elected not to apply recognition requirements to leases with terms of one year or less. All other leases are recorded on the balance sheet, with Operating lease Right-of-Use ("ROU") assets representing the right to use the underlying asset for the lease term and Operating lease liabilities representing the obligation to make lease payments arising from the lease. The ROU assets and corresponding liabilities are recorded based upon the net present value of the lease payments, discounted using interest rates determined by utilizing such factors as the Company's current credit facility terms, length of the lease term, the Company's expected debt credit rating and comparable company term loan yields. Certain leases may include options to extend the lease, however, the Company is not including any impact of such options in the valuation of its ROU assets or liabilities as they are not probable of being extended. The Company's lease agreements do not contain residual value guarantees or restrictive covenants. The Company has sublease agreements for unused space, as well as, excess space in facilities we are currently occupying.

The Company's lease portfolio consists primarily of operating leases which expire at various dates through 2034.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method over their estimated useful lives ranging from three years to fifteen years. Leasehold improvements are amortized over the shorter of the useful lives or the term of the respective leases. Computer equipment and software are depreciated using the straight-line method over their estimated useful lives ranging from three years to five years. During 2025, the Company disposed of property, plant and equipment and accumulated depreciation of $0.2 million. During 2024, the Company disposed of property, plant and equipment and accumulated depreciation of approximately $1.6 million.

Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

Evaluation of Long-lived Assets — Long-lived assets are assets used in the Company's operations and include definite-lived intangible assets, operating lease right of use assets, property and equipment used to generate sales and cash flows. Long-lived assets are evaluated for impairment by reviewing operating results, cash flows, future operating forecasts and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the primary asset's remaining life. If the undiscounted cash flows of an asset group is less than the carrying value of the asset group, the asset group is impaired and an impairment loss is recorded.

Goodwill and Indefinite-Lived Intangible Assets — Goodwill represents the excess of the cost of acquired assets over the fair value of the assets acquired. Indefinite-lived intangible assets are assets acquired in an acquisition that are non-amortizing. The Company operates in three reporting units and in the fourth quarter of each year, or more frequently if impairment indicators exist, the Company tests goodwill and indefinite-lived intangibles for impairment. The Company performs a qualitative assessment of current circumstances, such as a reporting units' operating results, cash flows, future operating forecasts and anticipated future cash flows to determine the existence of impairment indicators and to assess if it is more likely than not that the fair value of the reporting unit or an indefinite-lived intangible asset is less than its carrying value. If it is determined that the fair value of the reporting unit or an indefinite-lived intangible asset may be less than its carrying value, the Company will do a quantitative impairment test. In the quantitative test the carrying value of the reporting unit or an indefinite-lived intangible asset is calculated and compared with its fair value. Any excess of the carrying value over fair value is recorded as an impairment loss.

Income Taxes — The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the future tax consequences attributable to differences between the financial reporting carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carry forwards and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

In accordance with the guidance for accounting for uncertainty in income taxes the Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit of an uncertain tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of accruals, our effective tax rate in a given financial statement period could be affected.

Revenue Recognition and Accounts Receivable — The Company's revenue is shown as "Net sales" in the accompanying Consolidated Statements of Operations and is measured as the determined transaction price, net of any variable consideration consisting primarily of rights to return product. The Company has elected to treat shipping and handling revenues as activities to fulfill its performance obligation. Billings for freight and shipping and handling are recorded in net sales and costs of freight and shipping and handling are recorded in cost of sales in the accompanying Consolidated Statements of Operations.

The Company will record a contract liability in cases where customers pay in advance of the Company satisfying its performance obligation which typically occurs within a year of receipt. The Company had approximately $3.0 million of contract liabilities as of December 31, 2025 and $4.1 million as of December 31, 2024 and was recorded as deferred revenue in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

The Company offers customers rights to return product within a certain time, usually 30 days. The Company estimates its sales returns liability quarterly based upon its historical return rates as a percentage of historical sales for the trailing twelve-month period. The total accrued sales returns liability was approximately $1.7 million at December 31, 2025 and $1.9 million at December 31, 2024, and was recorded as a refund liability in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

Allowance for Credit Losses — The Company's trade accounts receivable is one portfolio comprised of commercial businesses and public sector organizations operating in the U.S. and to a much lesser extent, Canada. The Company develops its allowances for credit losses, which represent an estimate of expected losses over the remaining contractual life of its receivables, considering customer financial condition, historical loss experience with its customers, current market economic conditions and forecasts of future economic conditions when appropriate. When the Company becomes aware of a customer's inability to meet its financial obligation, a specific reserve is recorded to reduce the receivable to the expected amount to be collected. For the balance of its trade receivables, the Company uses a loss rate method to estimate its credit loss reserve. Historical loss experience rates are calculated using receivable write offs over a trailing twelve-month period and comparing that to the average receivable balances over the same period. That rate is applied to the current accounts receivable portfolio, excluding accounts that have been specifically reserved. Any write offs incurred are recorded against the established reserves.

The Company grants credit to commercial business customers using an electronic application process that evaluates the customer's detailed credit report, reference responses, availability under credit facilities, existing liens, tenure of management and business history, among other factors. Credit terms are typically net 30 days payment required with larger businesses eligible for up to net 90 day terms, if qualified.

Shipping and Handling Costs — The Company recognizes third party shipping and handling costs in cost of sales.

Advertising Costs — Expenditures for internet, television, local radio and newspaper advertising are expensed in the period the advertising takes place. Catalog preparation, printing and postage expenditures are amortized over the fiscal year during which the benefits are expected.

Net advertising expenses were $91.1 million, $90.6 million and $79.8 million during 2025, 2024 and 2023, respectively, and are included in the accompanying consolidated statements of operations.

The Company utilizes advertising programs to drive traffic to its websites, support vendors, including catalogs, internet and magazine advertising, support brand awareness through sports marketing and other upper funnel brand advertising programs, attend and host trade shows, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense.

Net Income Per Common Share — Net income per common share - basic is calculated based upon the weighted average number of common shares outstanding during the respective periods presented using the two-class method of computing earnings per share. The two-class method is used as the Company has outstanding restricted stock with rights to dividend participation for unvested shares. Undistributed net income is allocated between common shares outstanding and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Undistributed net losses are not allocated to our participating securities as these participating securities do not have a contractual obligation to share in losses. Net income per common share - diluted was calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive options outstanding during the respective periods, including unvested options. The dilutive effect of outstanding options and restricted stock issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options.

Employee Benefit Plans — The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to the plan was approximately $1.6 million in 2025, $2.2 million in 2024 and $1.9 million in 2023.

Fair Value Measurements — Fair value accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value standards establish the fair value hierarchy to prioritize the inputs used in valuation techniques. There are three levels to the fair value hierarchy (Level 1 is the highest priority and Level 3 is the lowest priority):

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs which are supported by little or no market activity

Financial instruments consist primarily of investments in cash, trade accounts receivable and accounts payable. The Company determines the fair value of financial instruments based on interest rates available to the Company. At December 31, 2025 and 2024, the carrying amounts of cash, accounts receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. Cash is classified as Level 1 within the fair value hierarchy.

The fair value with respect to goodwill, indefinite-lived intangible assets and long-lived assets are measured in connection with the Company's annual impairment testing as discussed above.

Significant Concentrations — Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable. The Company's excess cash balances are invested with money center banks. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

The Company purchases substantially all of its products and components directly from both large and small manufacturers as well as large wholesale distributors. No supplier accounted for 10% or more of our product purchases in 2025, 2024 and 2023. Most private brand products are manufactured by third parties to our specifications.

Recent Accounting Pronouncements`

Public companies in the United States are subject to the accounting and reporting requirements of various authorities, including the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). These authorities issue numerous pronouncements, most of which are not applicable to the Company's current or reasonably foreseeable operating structure.

In December 2023, the FASB issued Accounting Standard Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires public business entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU is effective for annual periods beginning after December 15, 2024. This ASU should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this standard and has applied the guidance retrospectively for all periods presented. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses*. This ASU requires public business entities to disclose, in the notes to financial statements, specific information about certain costs and expenses; namely, purchases of inventory, employee compensation, depreciation, intangible asset amortization and selling expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations and the Company is currently evaluating this standard to determine the impact of adoption on its disclosures.

3. CREDIT LOSSES

The following is a rollforward of the allowances for credit losses related to the Company's receivables for the year ended December 31, 2025 and 2024 (in millions):

| | December 31, | |
	2025	**2024**
Balance at beginning of period	$ 2.8	$ 2.9
Current period provision	0.9	2.1
Write-offs - trade accounts receivable	(1.4)	(2.2)
Balance at end of period	$ 2.3	$ 2.8

4. ACQUISITIONS

In April 2025, the Company completed the acquisition of an equipment service provider for approximately $4.3 million in cash. At closing, $0.3 million was held in escrow for the settlement of potential obligations. This acquisition broadens the Company's value-added offerings in certain key equipment categories.

The Company prepared a preliminary purchase price fair value allocation to the assets acquired and liabilities assumed in the acquisition. Total net identifiable assets acquired totaled $3.3 million, including $0.7 million in Customer Lists that are being amortized over a ten-year period. Total goodwill acquired was approximately $1.0 million. These fair value allocations have not yet been finalized, principally related to the valuation of the acquired intangible assets. Amounts could change, as we finalize the valuations of the assets acquired and liabilities assumed.

The amount allocated to goodwill reflects the benefits the Company expects to realize from the growth of the acquisition's operations. The accounts acquired are included in the accompanying consolidated financial statements from the date of acquisition. Revenues and net loss generated in 2025 from this acquisition were immaterial.

The Company acquired 100% of the outstanding equity interests of Indoff, a business-to-business direct marketer of material handling products, commercial interiors and business products with operations in North America, on May 19, 2023 for approximately $72.6 million in cash, $5.2 million of which was placed into an escrow account for two years to secure the sellers' indemnification obligations under the purchase agreement. Under the terms of the escrow agreement the remaining $2.5 million balance in escrow was released on the second anniversary of the closing date. The acquisition expanded the Company's presence in the industrial products market in North America.

The table below presents the Indoff revenue and net income generated from operations for the years ended December 31, 2025, 2024 and 2023 (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net sales	$	174.9	$	165.3	$	116.5
Net income from continuing operations	$	5.2	$	5.1	$	4.3

The Company's unaudited pro forma revenue and net income for the year ended December 31, 2023 was prepared as if the Indoff acquisition had occurred on January 1, 2022. The pro forma information reflects certain adjustments related to the acquisition. This information is provided for illustrative purposes and does not purport to be indicative of the actual results that would have been achieved by the Company for the period presented (in millions):

	Year Ended December 31,	
	2023	
Net sales	$	1,338.0
Net income from continuing operations	$	73.3
Net income per common share, diluted, from continuing operations	$	1.92

Nonrecurring charges directly related to the transaction of approximately $1.1 million, net of tax, have been eliminated from 2023 net income from continuing operations. Results for 2023 include approximately $1.9 million of amortization expense related to the intangible assets acquired.

5. **LEASES**

The Company has operating and finance leases for office and warehouse facilities, headquarters, call centers, machinery and certain computer and communications equipment which provide the right to use the underlying assets in exchange for agreed upon lease payments, determined by the payment schedule contained in each lease. The Company's lease portfolio consists primarily of operating leases which expire at various dates through 2034. In the first quarter of 2025, the Company recorded an operating right-of-use ("ROU") asset and related lease liability of $0.6 million related to a nine years, eight months term lease amendment of an existing administrative office location consisting of approximately 5,800 square feet. In the second quarter of 2025, the Company recorded an ROU asset and related lease liability of approximately $28.2 million related to an eighty-eight months term lease renewal of an existing warehouse location. In addition, the Company recorded an ROU asset and related lease liability of $0.5 million related to the April 2025 acquisition with a lease term of five years. In the third quarter of 2025, the Company recorded an ROU asset and related lease liability of approximately $11.8 million related to an eighty-six months term lease extension of an existing warehouse location, which was subsequently modified, in the fourth quarter of 2025, to an ROU asset and related lease liability of approximately $3.6 million related to a twenty-four months term lease extension.

The Company's operating and finance lease costs, included in continuing operations, was $19.3 million, $17.4 million and $17.0 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

Information relating to operating leases for continuing and discontinued operations as of December 31, 2025 and 2024:

| | Year Ended December 31, | |
	2025	2024
Weighted Average Remaining Lease Term		
Operating leases	6.2 years	6.5 years
Weighted Average Discount Rate		
Operating leases	5.5 %	5.4 %
ROU assets obtained in exchange for operating and finance lease obligations	$ 32.9	$ 4.5

Maturities of lease liabilities were as follows (in millions):

Year Ending December 31	Operating Leases
2026	21.4
2027	19.7
2028	18.9
2029	17.8
2030	15.7
Thereafter	30.2
Total lease payments	123.7
Less: interest	(20.1)
Total present value of lease liabilities	$ 103.6

The Company currently leases its headquarters office facility from an entity owned by the Company's principal shareholders. Total rent expense recorded to related parties was $1.0 million in 2025, 2024 and 2023.

The Company has sublease agreements for unused facilities which expire at various dates through 2028. Total sublease income of $3.7 million, $4.3 million and $4.1 million was recorded for the years ended December 31, 2025, 2024 and 2023, respectively. Future rent streams related to sublease agreements consists of $3.7 million to be collected in less than one year and $1.5 million to be collected between one and three years.

6. **REVENUE**

Disaggregation of Revenues

The Company believes its presentation of revenue by geography most reasonably depicts how the nature, amount, timing and uncertainty of the Company's revenue and cash flows are affected by economic and industry factors, including fluctuations in exchange rates between the U.S. and Canada. The following table presents the Company's revenue, from continuing operations, by geography for the years ended December 31, 2025, 2024 and 2023 (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Net sales:			
United States	$ 1,307.1	$ 1,248.6	$ 1,206.3
Canada	72.0	67.3	68.0
Consolidated	$ 1,379.1	$ 1,315.9	$ 1,274.3

7. GOODWILL AND INTANGIBLES

The following table provides information related to the carrying value of goodwill and intangible assets (indefinite-lived and definite-lived) (in millions):

	December 31,			
	2025		**2024**	
Goodwill	$	40.6	$	39.6
Definite-lived intangibles		23.0		25.4
Indefinite-lived intangibles		0.7		0.7
Balances, December 31	$	64.3	$	65.7

The Company completed the acquisition of an equipment service provider for approximately $4.3 million in cash. Total net identifiable assets acquired totaled $3.3 million, including $0.7 million in Customer Lists and total goodwill acquired of $1.0 million.

Indefinite-lived intangible assets:

The following table provides information related to the carrying value of indefinite lived intangibles as of December 31, 2025 and 2024, respectively (in millions):

	December 31,			
	2025		**2024**	
Domain names	$	0.7	$	0.7

Definite-lived intangible assets:

The following table summarizes information related to definite-lived intangible assets as of December 31, 2025 (in millions):

	December 31, 2025						
	Amortization Period (Years)	Gross Carrying Amount		Accumulated Amortization		Net Book Value	Weighted avg useful life
Client lists	10 yrs	$	26.8	$	8.4	$ 18.4	7.4
Trademarks	10 yrs		6.2		1.6	4.6	7.4
Total		$	33.0	$	10.0	$ 23.0	7.4

The following table summarizes information related to definite-lived intangible assets as of December 31, 2024 (in millions):

	December 31, 2024						
	Amortization Period (Years)	Gross Carrying Amount		Accumulated Amortization		Net Book Value	Weighted avg useful life
Client lists	10 yrs	$	26.1	$	5.9	$ 20.2	8.4
Trademarks	10 yrs		6.2		1.0	5.2	8.4
Total		$	32.3	$	6.9	$ 25.4	8.4

The aggregate amortization expense for these intangibles was approximately $3.1 million in 2025 and $3.2 million in 2024. The estimated amortization for future years ending December 31 is as follows (in millions):

2026	$	3.1
2027		3.1
2028		3.1
2029		3.1
2030		3.1
Thereafter		7.5
Total	$	23.0

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in millions):

	December 31,			
	2025		**2024**	
Land improvements	$	0.8	$	0.8
Furniture and fixtures, office, computer and other equipment, software and motor vehicles		47.5		44.2
Leasehold improvements		16.8		16.3
		65.1		61.3
Less accumulated depreciation and amortization		46.6		42.2
Property, plant and equipment, net	$	18.5	$	19.1

Depreciation charged to continuing operations for property, plant and equipment in 2025, 2024, and 2023 was $4.6 million, $4.4 million and $4.3 million, respectively, and is reported within selling, general and administrative expenses. During 2025, the Company disposed of property, plant and equipment and accumulated depreciation of $0.2 million. During 2024, the Company disposed of property, plant and equipment and accumulated depreciation of $1.6 million.

9. CREDIT FACILITIES

The Company maintains a $125.0 million secured revolving credit facility with one financial institution. This facility has a five-year term, maturing on October 19, 2026 and provides for borrowings in the United States. The credit agreement contains certain operating, financial and other covenants, including limits on annual levels of capital expenditures, availability tests related to payments of dividends and stock repurchases and fixed charge coverage tests related to acquisitions. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and the inventory advance rate computed as the lesser of 65% or 85% of the net orderly liquidation value ("NOLV"). Borrowings are secured by substantially all of the borrower's assets, as defined, including all accounts, accounts receivable, inventory and certain other assets, subject to limited exceptions, including the exclusion of certain foreign assets from the collateral. The interest rate under the amended and restated facility is computed at applicable market rates based on the Secured Overnight Financing Rate ("SOFR"), the Federal Reserve Bank of New York ("NYFRB") or the Prime Rate, plus an applicable margin. The applicable margin varies based on borrowing base availability. As of December 31, 2025, eligible collateral under the credit agreement was $125.0 million, total availability was $122.1 million, total outstanding letters of credit was $1.6 million, total excess availability was $120.5 million and there were no outstanding borrowings. The Company was in compliance with all of the covenants of the credit agreement in place as of December 31, 2025.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in millions):

	December 31,			
	2025		**2024**	
Payroll and employee benefits	$	29.0	$	23.7
Freight		5.7		5.8
Deferred revenue		3.2		4.3
Sales and GST taxes payable		4.8		3.7
Product returns liability		1.7		1.9
Other		9.3		8.4
Accrued expenses and other current liabilities	$	53.7	$	47.8

11. NET INCOME PER COMMON SHARE

Net income per common share - basic was calculated based upon the weighted average number of common shares outstanding during the respective periods presented using the two-class method of computing earnings per share. The two-class method was used as the Company has outstanding restricted stock with rights to dividend participation for unvested shares. Undistributed net income is allocated between common shares outstanding and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Undistributed net losses are not allocated to our participating securities as these participating securities do not have a contractual obligation to share in losses. Net income per common share - diluted was calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive options outstanding during the respective periods, including unvested options. The dilutive effect of outstanding options and restricted stock issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options.

The following table presents the computation of basic and diluted net income per share under the two-class method for the years ended December 31, 2025, 2024 and 2023 (in millions, except for per share amounts):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net income from continuing operations	$	72.0	$	60.7	$	70.7
Less: Distributed net income available to participating securities		(0.4)		(0.3)		(0.2)
Less: Undistributed net income available to participating securities		(0.4)		(0.1)		(0.2)
Numerator for basic net income per share:						
Undistributed and distributed net income available to common shareholders	$	71.2	$	60.3	$	70.3
Add: Undistributed net income allocated to participating securities		0.4		0.1		0.2
Less: Undistributed net income reallocated to participating securities		0.0		(0.1)		(0.2)
Numerator for diluted net income per share:						
Undistributed and distributed net income available to common shareholders	$	71.6	$	60.3	$	70.3
Denominator:						
Weighted average shares outstanding for basic net income per share		38.4		38.3		38.1
Effect of dilutive securities		0.0		0.1		0.1
Weighted average shares outstanding for diluted net income per share		38.4		38.4		38.2
Net income per share from continuing operations:						
Basic	$	1.86	$	1.58	$	1.85
Diluted	$	1.85	$	1.57	$	1.84
Net income from discontinued operations	$	0.1	$	0.3	$	0.0
Numerator for basic and diluted net income per share:						
Undistributed and distributed net income available to common shareholders	$	0.1	$	0.3	$	0.0
Net income per share from discontinued operations:						
Basic	$	0.00	$	0.01	$	0.00
Diluted	$	0.00	$	0.01	$	0.00
Net income per share:						
Basic	$	1.86	$	1.59	$	1.85
Diluted	$	1.85	$	1.58	$	1.84
Potentially dilutive securities		0.3		0.2		0.2

Potentially dilutive securities attributable to outstanding stock options, restricted stock units, and performance share units excluded from the calculation of diluted earnings per share where the combined exercise price and average unamortized fair value are greater than the average market price of Global Industrial Company's common stock, and their inclusion would be anti-dilutive.

12. STOCK REPURCHASES

In 2018, the Company's Board of Director's approved a share repurchase program with a repurchase authorization of up to two million shares of the Company's common stock. During 2025, the Company purchased approximately 326,000 shares at an aggregate price of $9.3 million. During 2024 and 2023, no shares were repurchased. The remaining number of shares that may yet be purchased under the Plan was approximately 1,049,000 at December 31, 2025.

13. SHAREHOLDERS' EQUITY

Stock-Based Compensation Plans

The Company currently has two equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 2010 Long-term Stock Incentive Plan ("2010 Plan") - This plan was adopted in April 2010 and allows the Company to issue incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options and awards issued under this plan expire ten years after the options and awards are granted. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. Awards for a maximum of 7,500,000 shares may be granted under this plan. The Company is no longer granting options or awards under this plan. A total of 133,603 options and 0 restricted stock units were outstanding under this plan as of December 31, 2025.

The 2020 Omnibus Stock Incentive Plan ("2020 Omnibus Plan") - This plan was adopted in June 2020 and allows the Company to issue incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options and awards issued under this plan expire ten years after the options and awards are granted. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year (or $10.0 million in the case of cash performance awards). Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. Awards for a maximum of 7,500,000 shares may be granted under this plan. A total of 251,532 options and 459,148 restricted stock units were outstanding under this plan as of December 31, 2025.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has calculated its dividend yield by dividing the annualized regular quarterly dividend by the current stock price at grant date. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve. Stock-based compensation expense forfeitures are recognized as they occur.

The fair value of the restricted stock ("RSU") and performance restricted stock ("PRSU") is the closing stock price on the NYSE of the Company's common stock on the date of grant or the closing stock price of the Company's common stock on the last business day prior to the grant date. Upon delivery, a portion of the RSU or PRSU award may be withheld to satisfy the statutory withholding taxes. The remaining RSUs or PRSUs will be settled in shares of the Company's common stock after the vesting period and on the prescribed delivery date. These RSUs and PRSUs have none of the rights of outstanding shares of common stock, other than rights to cash dividends, until common stock is distributed. The PRSUs awarded in 2025 and 2024 are entitled to cash dividends on the vested, not unvested, units.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

Compensation cost related to non-qualified stock options recognized in continuing operations (selling, general and administrative expenses) for 2025, 2024 and 2023 was $0.5 million, $0.5 million, and $0.9 million respectively. The related future income tax benefits recognized for 2025 was $0.1 million and $0.2 million for 2024 and 2023, respectively.

Stock Options

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in 2025, 2024 and 2023:

	2025	2024	2023
Expected annual dividend yield	4.0 %	1.8 %	2.5 %
Risk-free interest rate	4.23 %	4.26 %	4.06 %
Expected volatility	42.0 %	44.5 %	49.9 %
Expected life in years	4.8	4.8	4.8

The following table summarizes information concerning outstanding and exercisable options:

			Weighted Average				
	2025		2024		2023		
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	
Outstanding at beginning of year	489,383	$ 28.32	541,657	$ 26.10	509,212	$ 25.65	
Granted	36,205	$ 23.77	70,170	$ 43.83	80,976	$ 28.99	
Exercised	(119,294)	$ 20.07	(58,407)	$ 24.09	(25,967)	$ 20.25	
Canceled or expired	(21,159)	$ 37.76	(64,037)	$ 30.41	(22,564)	$ 33.01	
Outstanding at end of year	385,135	$ 29.93	489,383	$ 28.32	541,657	$ 26.10	
Options exercisable at year end	272,107		349,274		333,796		
Weighted average fair value per option granted during the year	$ 7.02		$ 16.53		$ 11.30		

The total intrinsic value of options exercised was $1.1 million in 2025, $1.0 million in 2024, and $0.3 million in 2023.

The following table summarizes information about options vested and exercisable or non-vested that are expected to vest (non-vested outstanding less expected forfeitures) at December 31, 2025:

Range of Exercise Prices			Options Outstanding and Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
$ 5.00 to	$	15.00	17,500	$ 6.02	0.85	$ 0.4
$ 15.01 to	$	25.00	158,625	$ 23.72	4.68	0.9
$ 25.01 to	$	35.00	117,840	$ 31.19	6.29	0.0
$ 35.01 to	$	45.00	91,170	$ 43.69	6.58	0.0
$ 5.00 to	$	45.00	385,135	$ 29.93	5.44	$ 1.3

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in 2025 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2025. This value will change based on the fair market value of the Company's common stock.

The following table reflects the activity for all unvested stock options during 2025:

	Shares		Weighted Average Grant-Date Fair Value
Unvested at January 1, 2025	140,109	$	14.28
Granted	36,205	$	7.02
Vested	(54,077)	$	14.39
Forfeited	(9,209)	$	14.38
Unvested at December 31, 2025	113,028	$	11.89

At December 31, 2025, there was approximately $0.4 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 1.70 years. The total fair value of stock options vested during 2025, 2024 and 2023 was $0.8 million, $1.0 million and $0.9 million, respectively.

Restricted Stock and Restricted Stock Units

The following table reflects the activity for restricted stock awards, excluding the restricted stock issued to Directors (in millions, except shares data):

Year Granted	Shares Granted	Outstanding at December 31, 2025	Rights to Cash Dividend	Other Participation Rights	Performance Award	Compensation Expense Year Ended December 31,		
						2025	2024	2023
2020	28,272	0	Yes	None	No	0.0	0.0	0.1
2020	43,330	0	Yes	None	Yes	0.0	0.0	(0.1)
2021	25,371	0	Yes	None	No	0.0	(0.1)	0.2
2021	32,874	0	Yes	None	Yes	0.0	(0.1)	(0.1)
2022	60,808	6,451	Yes	None	No	0.0	(0.2)	0.5
2022	32,875	25,757	Yes	None	Yes	0.2	(0.2)	0.0
2023	81,127	18,172	Yes	None	No	0.2	0.3	0.9
2023	56,222	37,888	Yes	None	Yes	0.0	0.0	0.0
2024	205,302	85,633	Yes	None	No	3.1	1.8	0.0
2024	48,652	37,482	Yes	None	Yes	0.0	0.0	0.0
2025	143,477	128,068	Yes	None	No	1.4	0.0	0.0
2025	114,202	106,377	Yes	None	Yes	$ 1.2	0.0	0.0
					Total	$ 6.1	$ 1.5	$ 1.5

Share-based compensation expense reported within continuing operations for restricted stock issued to Directors was $0.2 million in 2025, 2024 and 2023, respectively, and is recorded within selling, general and administrative expenses. A total of 7,584 shares were granted to Directors during 2025 and a total of 13,320 restricted stock units from the 2020 Omnibus Plan are outstanding to the Directors as of December 31, 2025.

At December 31, 2025, there was approximately $5.7 million of unrecognized compensation cost related to the unvested RSU's, which is expected to be recognized over a weighted average period of 1.79 years.

Total compensation expense related to RSU and performance RSU's reported within continuing operations was approximately $6.3 million for the year ended December 31, 2025 and $1.7 million for the years ended December 31, 2024 and 2023, respectively, and is recorded within selling, general and administrative expenses.

The following table reflects the activity for all unvested restricted stock during 2025:

	Shares		Weighted Average Grant-Date Fair Value
Unvested at January 1, 2025	335,518	$	34.51
Granted	257,679	$	24.17
Vested	(108,590)	$	33.05
Forfeited	(25,459)	$	30.18
Unvested at December 31, 2025	459,148	$	29.29

Employee Stock Purchase Plan

<u>*The 2018 Employee Stock Purchase Plan -*</u> This plan was approved by the Company's stockholders in December 2018 and a reserve of 500,000 shares of common stock has been established under this plan. The Company adopted this plan, the terms of which allow for eligible employees (as defined in the 2018 Employee Stock Purchase Plan) to participate in the purchase, during each six month purchase period, of up to a maximum of 10,000 shares of the Company's common stock at a purchase price equal to 85% of the closing price at either the start date of the offering period or the end date of the stock purchase period, whichever is lower. Compensation expense recognized in selling, general and administrative expenses related to this plan totaled $0.6 million for the years ended December 31, 2025 and 2024, respectively, and $0.4 million for the year ended December 31, 2023. As of December 31, 2025, 113,717 shares remain reserved for issuance under this plan. Employees purchased 69,992 shares of common stock during fiscal year 2025 at an average price per share of $21.98. Employees purchased 55,181 shares of common stock during fiscal year 2024 at an average price per share of $27.83. During fiscal year 2023, employees purchased 58,863 shares of common stock at an average price per share of $23.83.

14. INCOME TAX

The following table summarizes our U.S. and foreign components of income from continuing operations before income taxes (in millions):

	Year Ended December 31,					
	2025		2024		2023	
United States	$	95.2	$	80.5	$	91.6
Foreign		2.4		(0.7)		3.6
Total	$	97.6	$	79.8	$	95.2

The following table summarizes by jurisdiction our income taxes paid, net of refunds (in millions):

	Year Ended December 31,					
	2025		2024		2023	
U.S. Federal	$	20.2	$	14.4	$	19.0
U.S. State		3.3		3.4		4.6
Foreign		0.2		0.2		0.2
Total	$	23.7	$	18.0	$	23.8

No single state or foreign jurisdiction exceeded five percent of total income taxes paid for the years ended December 31, 2025, 2024 and 2023.

The following table summarizes the (benefit) provision for income taxes from continuing operations (in millions):

		Year Ended December 31,				
		2025		**2024**		**2023**
Current:						
U.S. Federal	$	19.8	$	15.9	$	18.1
U.S. State		4.9		3.4		4.2
Foreign		0.3		0.3		0.2
Total current	$	25.0	$	19.6	$	22.5
Deferred:						
U.S. Federal	$	0.2	$	(0.3)	$	0.9
U.S. State		0.0		0.2		0.2
Foreign		0.4		(0.4)		0.9
Total deferred	$	0.6	$	(0.5)	$	2.0
Total tax provision	$	25.6	$	19.1	$	24.5

Tax expense from discontinued operations was $0.0 million, $0.1 million and $0.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense and the computed income tax expense from continuing operations based on the Federal statutory corporate rate is as follows (in millions):

		Year Ended December 31,							
		2025			**2024**			**2023**	
Income tax at U.S. Federal statutory rate	$	20.5	21.0 %	$	16.8	21.0 %	$	20.0	21.0 %
State and local income taxes, net of federal tax benefit [1]		4.0	4.1 %		2.8	3.5 %		3.5	3.7 %
Foreign tax effects		0.1	0.1 %		0.0	0.0 %		0.2	0.2 %
Effect of cross-border tax laws		(0.2)	(0.2)%		(0.2)	(0.2)%		0.2	0.2 %
Stock based compensation		(0.1)	(0.1)%		(0.2)	(0.2)%		(0.1)	(0.1)%
Nondeductible items		1.1	1.1 %		0.0	0.0 %		0.5	0.5 %
Other items, net		0.2	0.2 %		(0.1)	(0.2)%		0.2	0.2 %
Income tax	$	25.6	26.2 %	$	19.1	23.9 %	$	24.5	25.7 %

[1] In 2025, state taxes in California, Wisconsin, Illinois, Pennsylvania, New York, Georgia and New Jersey made up the majority (greater than 50%) of the tax expense in this category. In 2024, state taxes in California, Wisconsin, Illinois, Pennsylvania and Minnesota made up the majority (greater than 50%) of the tax expense in this category. In 2023, state taxes in California, Wisconsin, Illinois, Pennsylvania, New York and New Jersey made up the majority (greater than 50%) of the tax expense in this category.

The Company's deferred tax assets and liabilities are comprised of the following (in millions):

	December 31,	
	2025	2024
Assets:		
Accrued expenses and other liabilities	$ 2.0	$ 1.9
Inventory	2.4	2.2
Operating lease obligations	25.4	20.3
Intangible & other	1.3	2.0
Net operating loss and credit carryforwards	5.7	6.2
Valuation allowances	(5.0)	(4.9)
Total deferred tax assets	$ 31.8	$ 27.7
Liabilities:		
Operating lease right-of-use assets	$ 22.4	$ 17.8
Other	2.1	1.8
Total deferred tax liabilities	$ 24.5	$ 19.6

The following table summarizes the changes in valuation allowance (in millions):

	Balance at Beginning of Period	Benefit Recognized in Expense	Write-offs	Other	Balance at End of Period
2025	$ (4.9)	$ 0.0	$ 0.00	$ (0.1)	$ (5.0)
2024	$ (5.2)	$ 0.0	$ 0.2	$ 0.1	$ (4.9)

During 2025 the Company utilized approximately $2.6 million in foreign and state NOL carryforwards to reduce the current year tax expense. As of December 31, 2025, the Company has foreign NOLs of $4.9 million which expire through 2038 and foreign tax credit carryforwards of $0.3 million expiring in years through 2029. The Company has recorded valuation allowances of approximately $5.0 million, consisting of valuations against foreign NOLs of $4.7 million and $0.3 million against foreign tax carryforwards. Valuation allowances have been recorded against these assets as the Company believes it is more likely than not that these NOLs, temporary differences and foreign tax credits will not be utilized in the near future.

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $2.4 million as of December 31, 2025. If the Company ceases to be permanently reinvested in its foreign subsidiaries, the Company may be subject to foreign withholding and other taxes on undistributed earnings and may need to record a deferred tax liability for any outside basis difference in its investments in its foreign subsidiaries.

Under the TCJA each U.S. shareholder of a controlled foreign corporation ("CFC") must include in its gross taxable income in any tax year the aggregate net GILTI, or net income, of its CFCs. In 2025 the Company has included in taxable income the net income of its subsidiaries in Canada and India. The Company has elected to treat GILTI expense as a period cost when incurred.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments. The Company's federal income tax returns have been audited through 2016. The Company has not signed any consent to extend the statute of limitations for any subsequent years. The Company's significant state tax returns have been audited through 2016. The Company considers its significant tax jurisdictions in foreign locations to be Canada and India.

As of December 31, 2025, the Company had no uncertain tax positions. Interest and penalties, if any, are recorded in income tax expense. There were no accrued interest or penalty charges related to unrecognized tax benefits recorded in income tax expense in 2025, 2024 or 2023.

15. SEGMENT REPORTING

The Company reports the results of its continuing operations in one reportable segment. The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer ("CEO"). The CEO, in the role as CODM, evaluates segment performance based on operating income. The CODM reviews assets and makes significant capital expenditure decisions for the Company on a segment level basis. The measure of segment assets is reported on the balance sheet as total assets. The other costs items identified below are primarily compensation and employee benefits and facility costs.

The following table provides a reconciliation of the Company's segment operating income to net income, from continuing operations, for the years ended December 31, 2025, 2024 and 2023 (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Net sales	$ 1,379.1	$ 1,315.9	$ 1,274.3
Significant segment expenses:			
Cost of sales	888.9	863.9	838.5
Net advertising expenses	91.1	90.6	79.8
Depreciation and amortization	7.7	7.6	6.4
Other costs	293.8	273.3	253.1
Operating income	97.6	80.5	96.5
Reconciliation of segment operating income to net income:			
Interest and other expenses	0.0	0.7	1.3
Income tax	25.6	19.1	24.5
Net income	$ 72.0	$ 60.7	$ 70.7

16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

The Company and its subsidiaries are from time to time involved in various lawsuits, claims, investigations and proceedings which may include commercial, employment, tax, customs and trade, customer, vendor, personal injury, creditors rights and health and safety law matters, which are handled and defended in the ordinary course of business. In addition, the Company is from time to time subjected to various assertions, claims, proceedings and requests for damages and/or indemnification concerning sales channel practices and intellectual property matters, including patent infringement suits involving technologies that are incorporated in a broad spectrum of products the Company sells or that are incorporated in the Company's e-commerce sales channels, as well as trademark/copyright infringement claims. The Company is also audited by (or has initiated voluntary disclosure agreements with) various U.S. Federal and state authorities, as well as Canadian authorities, concerning potential income tax and/or sales tax. These matters are in various stages of investigation, negotiation and/or litigation. The Company intends to vigorously defend these matters and believes it has strong defenses.

Although the Company does not expect, based on currently available information, that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial position or results of operations, the ultimate outcome is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company regularly assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable and estimable. In this regard, the Company establishes accrual estimates for its various lawsuits, claims, investigations and proceedings when it is probable that an asset has been impaired or a liability incurred at the date of the financial statements and the loss can be reasonably estimated. At December 31, 2025 the Company has established accruals for certain of its various lawsuits, claims, investigations and proceedings based upon estimates of the most likely outcome in a range of loss or the minimum amounts in a range of loss if no amount within a range is a more likely estimate. The Company does not believe that at December 31, 2025 any reasonably possible losses in excess of the amounts accrued would be material to the financial statements.

17. SUBSEQUENT EVENT

On February 20, 2026, the U.S. Supreme Court ruled in Learning Resources, Inc. v. Trump, that the International Emergency Economic Powers Act of 1977 (IEEPA) does not authorize the President to impose tariffs. This decision invalidated the tariffs imposed by the President under the IEEPA during 2025, of which the Company paid a material amount on items imported. The Court's decision did not provide guidance on refunds. As of the date of the filing of this 2025 Form 10-K the amount and timing of a potential refund of IEEPA tariffs paid is inestimable.

Stock Performance Graph



	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024	Dec 31, 2025
Global Industrial Company	100	163	94	154	99	82
S & P 500	100	148	119	148	183	182
S & P Retail Index	100	173	112	159	210	153

—◆— Global Industrial Company   —▲— S & P 500   —■— S & P Retail Index

Financial Summary
(In millions except Diluted Net Income Per Share)

	2021	2022	2023	2024	2025
Net sales from continuing operations	$1,063.1	$1,166.1	$1,274.3	$1,315.9	$1,379.1
Operating income from continuing operations	$ 88.0	$ 105.2	$ 96.5	$ 80.5	$ 97.6
Net income from continuing operations	$ 70.1	$ 78.1	$ 70.7	$ 60.7	$ 72.0
Diluted net income per share	$ 1.84	$ 2.04	$ 1.84	$ 1.57	$ 1.85

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10-K.

ANNUAL MEETING OF STOCKHOLDERS:
The 2026 Annual Meeting will be held on
Monday, June 1, 2026 at 12:00 p.m. Eastern Time
online at: www.virtualshareholdermeeting.com/GIC2026

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard B. Leeds
Executive Chairman

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Anesa T. Chaibi
Chief Executive Officer

Chad M. Lindbloom
Independent Director

Gary S. Michel
Independent Director

Paul S. Pearlman
Independent Director

Robert D. Rosenthal
Independent Director

EXECUTIVE OFFICERS

Richard B. Leeds
Executive Chairman

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Anesa T. Chaibi
Chief Executive Officer

Lisa Armstrong
Senior Vice President &
Chief Marketing Officer

Thomas Clark
Senior Vice President &
Chief Financial Officer

Claudia Hughes
Senior Vice President &
Chief Sales Officer

Ann Miller
Senior Vice President &
Chief Human Resources Officer

Manoj Shetty
Senior Vice President &
Chief Information Officer

Adina Storch
Senior Vice President,
General Counsel & Corporate Secretary

Alex Tomey
Senior Vice President &
Chief Merchandising Officer

Headquarters
11 Harbor Park Drive,
Port Washington, NY 11050



2025
ANNUAL REPORT

11 Harbor Park Drive, Port Washington, NY 11050 | globalindustrial.com